EXHIBIT 99.1

Annual Information Form

 For the Year Ended August 31, 2012

Dated as of November 28, 2012

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Table of Contents

1.	Preliminary Information		4
1.1.		Financial Statements	4
1.2.		Disclosure Regarding Forward-Looking Statements	5
1.3.		National Instrument 43-101 – Qualified Persons	5
1.4.		Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	5

2.	Corporate Structure		5

3.	General Development of the Business		6

4.	Description of the Business		9

4.1.		General	9
4.2.		Nechalacho Project	9
4.3.		Other Properties and Assets	34
	4.3.1.	The Separation Rapids Project	35
	4.3.2.	The Warren Township Anorthosite Project	38
	4.3.3.	East Kemptville Project	40
	4.3.4.	Spor Mountain Rare Metals Property	44
	4.3.5.	Miramichi Tin Project	44
	4.3.6.	Lilypad Lakes Tantalum-Cesium Property	45
	4.3.7.	Other Assets	47
4.4.		Employees	47
4.5.		Safety and Environmental Policy	47
4.6.		Corporate Social Responsibility (“CSR”)	49
4.7.		Risk Factors	50

5.	Dividends		56

6.	Description of Capital Structure		56

7.	Market for Securities		56
7.1		Trading Price and Volume	56
	7.1.1	Common Shares	56
	7.1.2	Warrants	58
7.2		Prior Sales	58

8.	Directors and Officers		59
8.1.		Name, Occupation and Security Holding	59
8.2.		Cease Trade Orders, Bankruptcies, Penalties or Sanctions	63
8.3.		Conflicts of Interest	63

9.	Legal Proceedings and Regulatory Actions		64

10.	Interest of Management and Others in Material Transactions		64

11.	Transfer Agent and Registrar		64

12.	Audit Committee and Related Information		64
12.1.		Charter	64
12.2.		Composition	64
12.3.		Pre-Approval Policies and Procedures	65

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

12.4.	External Auditor Service Fees	65

13.	Material Contracts	66

14.	Interests of Experts	66

14.1.	Names and Interests of Experts	66

15.	Additional Information	66

Appendix A - Charter of the Audit Committee		68

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

1.	Preliminary Information

In this Annual Information Form (the “AIF”), Avalon Rare Metals Inc. is referred to as “Avalon” or the “Company”. All information contained herein is as at August 31, 2012 and all monetary amounts are stated in Canadian dollars, unless otherwise stated.

1.1.	Financial Statements

This AIF should be read in conjunction with the Company’s consolidated financial statements and management’s discussion and analysis for the 12 months ended August 31, 2012. The consolidated financial statements and management’s discussion and analysis are available on the Company’s website at www.avalonraremetals.com and under the Company’s profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principles and are reported in Canadian dollars.

1.2.	Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this AIF are forward-looking statements within the meaning of Canadian and United States securities legislation that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” herein and the following:

•	Uncertainties involved in the estimation or realization of mineral resources and mineral reserves;
•	Uncertainties as to the recovery rates and production costs of the rare metals and other minerals;
•	Uncertainties as to the timing and amount of estimated future production;
•	Uncertainties as to requirements for additional capital;
•	Uncertainties as to the fluctuation of future prices of rare metals and minerals;
•	Uncertainties as to the fluctuation of market demand for rare metals and minerals;
•	Uncertainties as to the reliability of plant operations at production scale;
•	Uncertainties as to the fluctuation of energy costs;
•	Uncertainties as to the availability of required skilled labour, contractors and other human resources;
•	Uncertainties as to accidents, labour disputes and other risks of the mining industry;
•	Uncertainties as to possible delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;
•	Uncertainties as to currency exchange rate fluctuations; and
•	Uncertainties as to title disputes or claims limitations on insurance coverage.

Most of such factors are beyond Avalon’s ability to control. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The forward-looking statements contained herein are made as of the date of this AIF and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

1.3.	National Instrument 43-101 – Qualified Persons

Except as otherwise noted in this AIF, Mr. Donald S. Bubar, P.Geo., President and Chief Executive Officer, and Dr. William Mercer, P.Geo., Vice-President, Exploration are qualified persons for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and are responsible for the preparation of technical information included in this AIF.

1.4.	Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards for disclosure of information, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this AIF may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

2.	Corporate Structure

Avalon Rare Metals Inc. was amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act (“BCA”)) under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Corporation and Meadfield Mining Corp.

On September 29, 1994, the Company consolidated its share capital on a five-for-one basis and changed its name to Avalon Ventures Ltd.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

On July 18, 2005, the Company carried out a transition under the BCA by filing Notice of Articles and at the same time adopted new Articles to bring them in line with the requirements and alternatives available under the BCA including increasing its authorized share structure to an unlimited number of common shares without par value and 25,000,000 preferred shares without par value. The new Articles also reduced the percentage of votes required from 75% to 66 2/3% to pass special and separate resolutions and gave authority to the Board of Directors to make capital alterations and changes to the Company’s name as permitted under the BCA.

On February 17, 2009, the Company changed its name to Avalon Rare Metals Inc.

On February 9, 2011, the Company continued under the Canada Business Corporations Act (the “CBCA”).

The Company’s head and registered office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

The Company is a reporting issuer in all of the provinces (except for the Province of Quebec) and territories of Canada. The Company’s shares are listed and posted for trading on the Toronto Stock Exchange in Canada (the “TSX” or the “Exchange”), on the NYSE MKT LLC in the United States, in each case under the symbol “AVL” and are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”.

The Company operates principally in Canada and is currently extra-provincially registered to carry on business in Ontario, British Columbia, Northwest Territories, Nova Scotia and New Brunswick.

The Company has four directly wholly-owned subsidiaries - Nolava Minerals Inc. (“Nolava”) (a Delaware corporation), Avalon Rare Metals Ltd. (a Delaware corporation), Avalon Rare Metals Processing Inc. (a Mississippi corporation), and 8110131 Canada Inc. (“8110131”) (a Canada corporation), and one indirectly-owned subsidiary – Avalon Rare Metals Processing LLC (a Delaware limited liability company, wholly owned by Avalon Rare Metals Ltd.). None of these subsidiaries has carried on any significant operations since incorporation except for the staking and exploration of certain mining claims in Utah, U.S.A. by Nolava and the acquisition of certain royalties by 8110131.

3.	General Development of the Business

3.1	Three Year History

Avalon is a mineral development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. These rare metals include rare earth elements (“REE”) such as neodymium, terbium and dysprosium, and other rare metals and minerals including lithium, tantalum, niobium, cesium, indium, gallium, zirconium and a related base metal, tin. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products. Avalon currently holds a portfolio of seven such projects. See “Description of the Business – Nechalacho Project” and “Description of the Business – Other Properties and Assets”.

Since 2007, the Company has focused its exploration and development efforts on the REE potential at its Thor Lake property (the location of the Company’s Nechalacho Project) due to the large size of the REE resource in the Nechalacho deposit (the “Nechalacho Deposit”, formerly called the Lake Zone deposit) and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”).

In November 2008 Avalon announced the adoption of the Principles and Guidelines for Responsible Exploration developed by the Prospectors and Developers Association of Canada (the “PDAC”), as policy of the Company and has made corporate social responsibility (“CSR”) a Company priority. It has applied these principles on the Nechalacho Project particularly with respect to its environmental and community engagement practices. In addition, the Company has become an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”).

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

On September 17, 2009, the Company completed a brokered private placement consisting of 6,745,000 special warrants at a price of $2.30 per special warrant and 755,000 flow-through special warrants at a price of $2.65 per flow-through special warrant for total gross proceeds of $17,514,250. Each flow-through special warrant was exercised into one flow-through common share of the Company without further payment. Each special warrant was exercised into one unit of the Company without further payment. Each unit was comprised of one common share and one half of a common share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, until September 17, 2011. On August 17, 2010, the Company amended the exercise price of these warrants to $2.51 for the period commencing September 1, 2010 and expiring September 30, 2010 (the “Amended Price Period”). During the Amended Price Period, 3,483,650 warrants and 360,000 broker warrants were exercised for proceeds of $9,618,762.

In July 2010, the Company focused its efforts and available capital resources on the completion of a pre-feasibility study (“PFS”) on the Nechalacho Deposit, which PFS was subsequently updated in July 2011.

On July 6, 2010, the Company announced the appointment of Pierre Neatby as Vice President, Sales and Marketing of the Company.

On September 30, 2010, the Company completed a prospectus offering consisting of 9,240,000 units at a price of $3.25 per unit for total gross proceeds of $30,030,000 (“2010 Prospectus Offering”). Each unit consisted of one common share and one half of a common share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $3.60 per common share on or before September 30, 2011.

On December 8, 2010, the Company announced that it entered into a negotiation agreement with the Yellowknives Dene First Nation (the “YKDFN”) regarding the development of the Nechalacho Deposit. The negotiation agreement outlines broad principles for co-operation and provides the basis for the negotiation of an accommodation agreement. This form of initial agreement (often referred to as a memorandum of understanding) is done in order to frame the negotiations towards an impacts and benefits type of agreement. The accommodation agreement (like an impacts and benefits agreement), if agreed to, will be structured to mitigate any adverse impacts of project development, define the benefits to the parties and provide greater certainty with respect to the development of the Nechalacho Deposit.

On February 8, 2011, the Company announced that it entered into a negotiation agreement with the Deninu K’ue First Nation regarding the development of the Nechalacho Deposit, similar to the negotiation agreement entered into with the Yellowknives Dene First Nation.

On March 15, 2011, the Company filed an updated NI 43-101 technical report for an updated mineral resource estimate and a restatement of the mineral reserve estimate on its Nechalacho Deposit that were previously included in the PFS. The mineral resource and mineral reserve estimates contained in the technical report were originally released in a press release issued by the Company on January 27, 2011.

On June 7, 2011, the Company announced the appointment of Brian Chandler, P. Eng., as Senior Vice President and Chief Operating Officer of the Company and Richard Pratt, Vice President, General Counsel and Corporate Secretary of the Company.

On June 16, 2011, the Company announced that it entered into a negotiation agreement with the Lutsel K’e Dene First Nation (the “LKDFN”) regarding the development of the Nechalacho Deposit, similar to the negotiation agreements entered into with the Yellowknives Dene First Nation and the Deninu K’ue First Nation.

On August 3, 2011, the Company completed a prospectus offering consisting of an aggregate of 7,692,900 common shares that were offered at $5.81 per share in Canada and at US$6.15 per share in the United State for gross proceeds of $44,695,749 (US$47,311,355).

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

On August 26, 2011, the Company filed an updated NI 43-101 technical report for an updated PFS in respect of the Nechalacho Project. See “Description of the Business – Nechalacho Project”.

On November 23, 2011, the Company announced the appointment of Mark Wiseman as Vice President, Sustainability of the Company.

On December 11, 2011, the Company announced the appointment of SNC-Lavalin Inc. to complete the feasibility study for the Nechalacho Project.

On April 12, 2012, the Company announced the results of a PFS for a rare earth elements separation plant to be located in the southern United States. The separation plant PFS was prepared by SNC-Lavalin Inc. The PFS was based on a separation plant site in Louisiana close to transportation infrastructure.

On April 16, 2012, the Company released its inaugural Corporate Sustainability Report 2011, entitled Journey to a Sustainable Future (the "CSR Report"). The CSR Report was prepared within the framework of the Global Reporting Initiative (the "GRI"), Version 3.1. The GRI sets out the principles and performance indicators that help organizations measure and report their economic, environmental and social performance. GRI is purported to be the most comprehensive sustainability reporting guidelines available today. The CSR Report also incorporates a self-assessment of 2011 performance and sets targets for 2012 against the MAC TSM indicators.

On May 7, 2012, the Company released a Nechalacho Project update news release which announced that the target date for production start-up of the Nechalacho Project is late 2016, subject to the completion of the Nechalacho Project feasibility study.

On June 7, 2012, the Company announced that it had entered into an accommodation agreement ("Accommodation Agreement") with the Deninu K'ue First Nation ("DKFN"). The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the development of the Nechalacho Deposit and associated facilities in the Northwest Territories, and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the development of the Nechalacho Deposit and associated facilities in the Northwest Territories.

The definitive financial structure for the Nechalacho Project has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company, and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at August 31, 2012, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017. The remaining 40,000 warrants will be issued in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

On July 3, 2012, the Company announced the purchase of the 3% Calabras/Lutoda Net Smelter Return royalty on its Thor Lake property, which includes the Nechalacho Deposit, for $2.0 million.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

On July 10, 2012, the Company announced an updated resource estimate for the Nechalacho Deposit. The estimate was prepared by Roscoe Postle Associates Inc. ("RPA") based on the assays from all drilling completed up to November, 2011. The updated resource estimate was highlighted by the initial definition of mineral resources in the Nechalacho Deposit at the “Measured” level of confidence.

On August 7, 2012, the Company announced the appointment of David Marsh as Senior Vice President, Metallurgy, of the Company.

On August 27, 2012, the Company announced the selection of a site in the community of Geismar, Louisiana for its proposed rare earth separation plant and refinery.

On October 24, 2012, the Company announced the appointment of London-based HCF International Advisers Ltd. as its advisor for the financing of the Nechalacho Project.

On November 26, 2012, the Company announced an updated resource estimate for the Nechalacho Deposit. The estimate was prepared by the Company and audited by RPA based on the assays from all drilling completed up to October 19, 2012. See “Description of the Business – Nechalacho Project”.

4.	Description of the Business

4.1.	General

The Company is a mineral exploration and development company with a primary focus on the rare metals and minerals.

Avalon presently owns seven rare metals and mineral projects in Canada and in the United States, four of which are at advanced stages of development, but none of which are in production. The Company currently relies primarily on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at November 28, 2012, Avalon has approximately $27 million in working capital. The Company can also potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

4.2.	Nechalacho Project

On August 26, 2011, the Company filed an updated NI 43-101 technical report on the Nechalacho (formerly Thor Lake) Project entitled “Technical Report on the Nechalacho Project, Northwest Territories, Canada” (the “Technical Report”) dated August 25, 2011, prepared by RPA. The Technical Report was prepared for disclosure of the results of the updated PFS (the “Updated PFS”) completed by RPA in July 2011. On November 26, 2012, the Company issued a news release entitled “Avalon Reports Increased Measured Resources for the Nechalacho Rare Earth Elements Deposit, Thor Lake, NWT” which provided an updated resource estimate for the Nechalacho Deposit as of November 21, 2012, prepared by Avalon personnel and independently audited by RPA (the “November 2012 Update”).

Unless otherwise stated, the information, tables and figures that follow relating to the Nechalacho Project are substantially derived from the Technical Report, as updated by the the Company’s news releases dated May 7, 2012, August 7, 2012 and November 5, 2012, and the November 2012 Update. The technical information contained in this section of the AIF has been reviewed and approved by Dr. William Mercer, P.Geo., Vice-President, Exploration, and David Marsh, Senior Vice President, Metallurgy and Donald S. Bubar, P. Geo., President and Chief Executive Officer, each of whom is a qualified person for the purposes of NI 43-101. See “Interests of Experts”.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The Technical Report is available for review on the Company’s SEDAR profile at www.sedar.com. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Technical Report. The November 2012 Update is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Property Description and Location

The Nechalacho Deposit is situated on the Company’s Thor Lake property, located in Canada’s Northwest Territories (“NWT”), 100 kilometres southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake. The property is within the Mackenzie Mining District of the NWT and Thor Lake is shown on National Topographic System (NTS) map sheet 85I/02 at approximately 62°06’30’’N and 112°35’30’’W (6,886,500N, 417,000E - NAD83).

The Thor Lake property consists of five contiguous mineral leases (totalling 4,249 hectares or 10,449 acres) and three claims (totalling 1,869 hectares, or 4,597 acres). The claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The mining leases have a 21-year life and each lease is renewable in 21-year increments. Annual payments of $2.47 per hectare ($2.00 per acre) are required to keep the leases in good standing. Avalon owns the leases subject to various legal agreements described below.

Two underlying royalty agreements exist on the Thor Lake property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement. The Murphy Royalty Agreement is a 2.5% Net Smelter Return (NSR) royalty and has a provision for Avalon to buy out the royalty at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2012 this amounted to approximately $1.3 million). The Calabras/Lutoda Royalty Agreement totals 3% NSR. In June, 2012, 8110131 Canada Inc., a wholly owned subsidiary of the Company, acquired the NSR under the Calabras/Lutoda Royalty Agreement for $2.0 million.

Permit Status and Environmental Issues

The property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation. The area is also subject to a settled Land Claim of the Tli Cho Government who refer to the area as the Monfwe overlap.

Under the Mackenzie Valley Resource Management Act (“MVRMA”) and Regulations, the Mackenzie Valley Land and Water Board (“MVLWB”) administers land use permits. Upon completion of a preliminary screening process, projects deemed to potentially have significant adverse impacts are referred to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) to initiate an environmental assessment process. The MVRMA allows local and particularly aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process:

•	Preliminary screening (MVLWB)

•	Environmental assessment (MVEIRB)

•	Environmental impact review (MVEIRB, if necessary)

Subsequent to the acquisition of the Thor Lake property, and continuation of community engagement meetings, Avalon applied to the MVLWB for an exploration permit, and a two year permit was granted as of July 2007. It was under this permit that the drilling programs in 2007 to April 2009 were conducted. Avalon applied for an extension of this permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011. In December 2009, Avalon applied for an addendum to the existing exploration permit to allow for a second drill unit to be added to the program and the construction of a short take-off and landing (STOL) airstrip. The permit addendum and a separate airstrip land use permit were granted and issued in January 2010 and valid to July 2011. The land use permit for the construction of the airstrip has since been satisfactorily concluded. Current exploration activities at Thor Lake are under a new land use permit issued by the MVLWB on June 23, 2011, for a period of five years beginning on July 5, 2011.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

On April 23, 2010, Avalon submitted a land use and water license permit application through the MVLWB, for the mining, flotation processing and hydrometallurgical processing in the NWT. Upon completion of the MVLWB preliminary screening process, the Nechalacho Project was referred to the MVEIRB on June 11, 2010, for environmental assessment.

The Company is currently undergoing an environmental assessment conducted by MVEIRB. On May 20, 2011, the Company submitted the Developers Assessment Report (“DAR”), (more commonly referred to as an Environmental Impact Statement). In November, 2011, the DAR was deemed by MVEIRB to be in conformity with the terms of reference. First Round information requests were received and addressed from November 2011 to May 2012. In mid-August 2012, Avalon participated in the environmental assessment process technical sessions organized by MVEIRB for various regulators and community representatives. Subsequently, Avalon completed and submitted all additional work and undertakings requested by MVEIRB and other regulators for clarification purposes at the technical sessions. The process is now completing the 2nd Round Information Requests stage and the Company expects to receive regulators’ technical reports by November 30, 2012. Public hearings are tentatively scheduled for February, 2013 following which the environmental assessment process will be completed. Timelines for completion are uncertain but Avalon is working closely with government and regulators to avoid unnecessary delays so that permits are secured on a timely basis and site construction activities can proceed as scheduled in the summer of 2013. A copy of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

Other environmental permits and/or approvals anticipated to be required for the Nechalacho Project include a Navigable Waters Protection Act (Canada) approval for the tailings management facility and a section 35(2) fisheries authorization or letters of advice from the Department of Fisheries and Oceans (DFO) under the Fisheries Act (Canada).

Past exploration activity on the Thor Lake property included underground bulk sampling, drilling and trenching on a separate rare metals resource called the North T deposit. Stockpiles of waste rock from underground development have been progressively reclaimed by Avalon without obligation. Three old construction camp trailers have been sent to Yellowknife for disposal while three remaining trailers have been refurbished for future use by Avalon. There is little surface disturbance from historical exploration activities apart from miscellaneous buildings, a 60,000 gallon capacity fuel tank farm (empty), a tent camp and a core storage area left on the Thor Lake property. There are no other significant environmental liabilities left by past exploration activities. The diesel fuel remaining in the tank farm was consumed during the 2007 and 2008 exploration programs. Avalon intends to refurbish the miscellaneous buildings and tanks in its proposed operations plan. The Company has undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour. Access to the underground workings has been barricaded for safety purposes and warning fencing has been installed around the ramp entrance.

Accessibility, Climate, Physiography and Planned Infrastructure

Thor Lake is directly accessible from Yellowknife by float or ski-equipped aircraft. Topography is typical of the Canadian Shield, gently rolling with abundant bedrock exposure with glacial till cover, numerous shallow lakes. Vegetation is dominated by spruce and poplar which do not grow to a size to be harvested economically. Climate is characterized by long cold winters extending from October through April, and short pleasant summers. It is a semi-arid with low annual precipitation levels.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The Thor Lake site has no road access from Yellowknife, although there is a 5 kilometre road from the Thor Lake site to the shore of Great Slave Lake. This road is presently used to haul supplies shipped by barge or trucked on an ice road to the Thor Lake site. At the present time year round access is primarily achieved by aircraft. The use of winter ice roads on Great Slave Lake is also feasible, but is not included as an integral part of the Technical Report. A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake. A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the tailings management facility and the barge dock on Great Slave Lake will be developed.

Temperatures recorded for the area range from -50°C in the winter to +30°C in the summer. Maximum monthly rainfall recorded on site was 49.6 mm in September 2008, and maximum hourly rainfall was 4.8 mm in August 2009. Wind blows predominantly from the east-northeast during November through June, while it is more dispersed during July through October. During 2009, highest wind speeds were recorded during May and June with monthly averages of 7.2 km/h. Maximum evaporation is expected in July and the evaporation rate is estimated to be between 73 mm and 83 mm. Monthly relative humidity measurements ranged from 91% in December 2008 to 60% in May 2009. Snow depths were highest at the east Thor Lake area with 66 cm, while the site mean was 57 cm, with a snow water equivalent of 94 mm. Historically, the average annual snowfall is 152 cm for the region.

Electrical power at the site will be provided by an 8.4 megawatt nominal capacity diesel power generating station. The diesel plant design is based upon having spare capacity at any given time.

The proposed location of the hydrometallurgical facilities is at Pine Point, NWT, which is a brownfield site formerly used as a lead/zinc mining operation located 90 kilometres east of Hay River in the NWT. This proposed site is accessible by all-weather roads and highways. A temporary barge dock and yard at the shore of Great Slave Lake will be developed for the movement of concentrate and supplies. Offices, shops, yards, and access roads to the tailings management facility and the temporary barge dock on Great Slave Lake will be developed. Power will be obtained from the southern NWT power grid, with hydroelectricity obtained from the Taltson Dam hydroelectric facility. The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

The Thor Lake property is characterized by low relief, between 230 m and 255 m above sea level and relatively subdued topography. The area is a typical boreal forest of the Canadian Shield and is primarily covered by open growths of stunted spruce, birch, poplar and jack pine which mantle isolated, glaciated rocky outcrop. Approximately one third of the property is occupied by lakes and swamps; the largest lake is Thor Lake at 238 m above mean sea level and with a surface area of approximately 136 ha. Thor Lake is generally shallow with typical depths of the order of three to four metres.

Geology and Mineralization

The Nechalacho rare metals deposit is hosted by the peralkaline Blachford Lake intrusion, an Aphebian-age ring complex emplaced in Archean-age supracrustal rocks of the Yellowknife Supergroup. The principal rock types in the intrusion are syenites, granites and gabbros and associated pegmatitic phases hosting rare metal mineralization. The key rock units in the vicinity of the mineralization are the Grace Lake Granite, the Thor Lake Syenite and nepheline-sodalite syenite referred to by Avalon as the “Nechalacho Nepheline Syenite”. The Grace Lake Granite surrounds the Thor Lake Syenite with the two separated by the enigmatic "Rim Syenite". The host of the Nechalacho Deposit mineralization, the Nechalacho nepheline syenite, is within and below the Thor Lake Syenite, and exposed locally in the northwest part of the Thor Lake Syenite.

Five distinct zones or deposits of rare metal mineralization have been identified as being of potential economic interest: the Nechalacho Deposit and smaller North T, South T, S and R Zones. The Nechalacho Deposit is the largest, containing significant yttrium, tantalum, niobium, gallium and zirconium mineralization. The Nechalacho Deposit is particularly notable for its enrichment in the more valuable HREEs such as europium, terbium and dysprosium, relative to light rare earth elements (“LREEs”) such as lanthanum and cerium.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The Nechalacho nepheline syenite that hosts the Nechalacho Deposit has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake Granite:

•	It has a distinct chemical composition showing undersaturation in quartz, with nepheline and sodalite variously as rock-forming minerals.

•	It has cumulate layering.

•	It contains agpaitic zircono-silicates including eudialyte.

•	It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth mineralization.

This syenite is only exposed at surface in a window through the Thor Lake Syenite in the area encompassing Long Lake to Thor Lake. It is believed to dip underneath that Thor Lake Syenite in all directions. This is supported by drilling north of Thor Lake, within and close to Cressy Lake. Also, the Nechalacho Deposit mineralization, which occurs in the top, or apex, of the syenite, is also present in throughout this window through the Thor Lake Syenite. This unnamed syenite is referred to in the AIF as the "Ore (Nechalacho) Nepheline Sodalite Syenite".

The Nechalacho Deposit is a tabular hydrothermal alteration zone extending typically from surface to depths of 200 to 250 metres, characterized by alternating sub-horizontal layers of relatively high and lower grade REE mineralization. HREEs are present in the Nechalacho Deposit in fergusonite ((Y, HREE) NbO4) and zircon (ZrSiO4), whereas the LREEs are present in bastnaesite, synchysite, allanite and monazite. Niobium and tantalum are hosted in columbite as well as fergusonite.

There is a gradual increase in HREE from surface to depth within the Nechalacho Deposit with the lowermost sub-horizontal layer, which is also the most laterally continuous, being referred to as the Basal Zone. Accordingly typical proportions of heavy rare earth oxides (“HREO”) relative to total rare earth oxides (“TREO”) in Upper Zone can be 7% to 10% but in the Basal Zone averaging over 20% and reaching as high as 50% in individual samples. There is also a tendency for the Basal Zone, which undulates to some extent, to increase in HREO with depth.

The Nechalacho Nepheline Syenite consists of a layered series of increasingly peralkaline rocks with depth. A consistent downward progression is observed from hanging wall sodalite cumulates, through coarse grained to pegmatitic nepheline aegirine syenites which are locally enriched in zirconosilicates, to foayaitic syenite with a broad zone of altered “pseudomorphs-after-eudialyte” cumulates (referred to above as the Basal Zone). This upper sequence is strongly to intensely hydrothermally altered by various sodic and iron-rich fluids. Pre-existing zircon-silicates (eudialyte) are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals. Below the Basal Zone cumulates, mineralization decreases rapidly, but alteration decreases more gradually, with relict primary mineralogy and textures increasingly preserved. Aegirine and nepheline-bearing syenites and foyaitic syenites progress downward to sodalite foyaites and naujaite. Drilling has not extended beyond this sodalite lithology to date. Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite.

The part of the Nechalacho Deposit alteration system that is enriched in REEs varies between 80 metres and 190 metres in vertical thickness, with the alteration usually starting from the surface. The whole alteration system is enriched to varying degrees in rare earth elements, zirconium (Zr), niobium (Nb) and tantalum (Ta), relative to unaltered syenite, with average values over the whole approximately 200 metres thick alteration package of approximately 0.75% to 1.0% total rare earth oxides.

Within this alteration envelope, there are sub-horizontal zones of increased alteration accompanied by increased REE enrichment alternating with less enriched REE zones. Within the more intensely altered zones, the effect is that the original textures and mineralogy of the host rock are no longer apparent.

Avalon Rare Metals Inc.	Page 13

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

These zones of increased alteration, which can vary in thickness from a few metres to tens of metres, can frequently contain TREO grades in the range of 2% and higher. The lowermost band, referred to as the Basal Zone, contains the highest proportion of HREO. Overall, the HREO proportion of the TREO within the 80 metres to 190 metres thick alteration system is typically between 7% and 15%. However, within the Basal Zone, this proportion is typically greater than 20% and can locally exceed 30% over the full width.

History and Exploration

The Thor Lake area was first mapped by J. F. Henderson and A. W. Joliffe of the Geological Survey of Canada (“GSC”) in 1937 and 1938. According to National Mineral Inventory records of the Mineral Policy Sector, Department of Energy, Mines and Resources, the first staking activity at Thor Lake dates from July 1970 when Odin 1-4 claims were staked by K. D. Hannigan for uranium. Shortly after, the Odin claims were optioned to Giant Yellowknife Mines Ltd. and subsequently, in 1970 were acquired by Bluemount Minerals Ltd.

In 1971, the GSC commissioned an airborne radiometric survey over the Yellowknife region that outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124). Simultaneously, A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T Zone.

Four more claims (Mailbox 1-4) were staked in the area in 1973. No description of any work carried out on the claims is available and both the Odin and Mailbox claims were allowed to lapse. No assessment work was filed.

In 1976, Highwood Resources Ltd., (“Highwood”) in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property. The property was staked as the Thor 1-45 claims and the NB claims were added in 1976 and 1977. From 1976 and 1979, exploration programs included geological mapping, sampling trenching on the Lake, Fluorite, R, S and T Zones. Twenty-two drill holes were also completed, seven of these on the Nechalacho Deposit. This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs. Hole 79-1 intersected 0.67% niobium oxide (Nb2O5), and 0.034% tantalum oxide (Ta2O5) over 24.99 metres. Results also indicated a general paucity of uranium mineralization and that the anomalous radioactivity was due to thorium. Following this and inconclusive lake bottom radiometric and radon gas soil surveys, Calabras (Canada) Limited, a private holding company, acquired a 30% interest in the property through financing further exploration by Highwood. This was done through Lutoda Holdings Limited, a company incorporated in Canada and owned by Calabras.

Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (“Placer”) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted magnetometer, very low frequency electro-magnetic and scintillometer surveys on the Nechalacho Deposit. Thirteen holes were initially drilled in 1980. This was followed by five more in 1981 focused around drill hole 80-05 (43 metres grading 0.52% niobium oxide (Nb2O5) and 0.034% tantalum oxide (Ta2O5)). Preliminary metallurgical scoping work was also conducted, but, when the mineralization did not prove amenable to conventional metallurgical extractions of tantalum, Placer relinquished its option in April 1982.

From 1983 to 1985, the majority of the work on the property was concentrated on the T Zone and included geochemical surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada. During this period, a gravity survey was conducted to delineate the extent of the Nechalacho Deposit. Five holes were also drilled in the Nechalacho Deposit to test for high grade tantalum-niobium mineralization and to determine zoning and geological continuity. Two additional holes were completed at the northeast end of Long Lake to evaluate high yttrium and REE values obtained from nearby trenches.

Avalon Rare Metals Inc.	Page 14

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

In August 1986, the property was joint ventured with Hecla Mining Company of Canada Ltd. (“Hecla”). By completing a feasibility study and arranging financing to bring the property into production, Hecla could earn a 50% interest in the property. In 1988, earlier holes were re-assayed and 19 more holes were drilled into the Nechalacho Deposit, primarily in the southeast corner, to further test for yttrium and REE. However, in 1990, after completing this and considerable work on the T Zone, including some limited in-fill drilling, extensive metallurgical testing and conducting a marketing study on beryllium, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. (“Conwest”) and the Nechalacho Project remained dormant until 1996, at which time Conwest divested itself of its mineral holdings. Mountain Minerals Company Ltd. (“Mountain”), a private company controlled by Royal Oak Mines Ltd. (“Royal Oak”), acquired the 34% controlling interest of Highwood.

In 1997, Mountain merged with Highwood under the name Highwood, resulting in an extensive re-examination of the Thor Lake property that included a proposal to extract a 100,000 tonne bulk sample. Applications were submitted for permits that would allow for small scale development of the T Zone deposit, as well as for processing over a four to five year period. In late 1999, the application was withdrawn. Royal Oak’s subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Corporation (“Dynatec”). In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec.

In 2001, Navigator Exploration Corp. (“Navigator”) entered into an option agreement with Highwood. Navigator's efforts were focused on conducting additional metallurgical research at a third party geotechnical consultant firm in order to define a process for producing a marketable tantalum concentrate from the Nechalacho Deposit. These efforts produced a metallurgical grade tantalum (Ta)/zirconium (Zr)/niobium (Nb)/yttrium (Y) /REE bulk concentrate. The option was dropped in 2004, however, in view of falling tantalum prices and low tantalum contents in the bulk concentrate.

Beta Minerals Inc. (“Beta”) acquired Highwood’s interest in the Thor Lake property in November 2002 under a plan of arrangement with Dynatec. No work was conducted at Thor Lake by Beta and in May of 2005 Avalon purchased from Beta a 100% interest and full title, (subject to royalty interests), to the Thor Lake property.

In 2005, Avalon conducted extensive re-sampling of archived Nechalacho Deposit drill core to further assess the yttrium and heavy REE resources on the property. In 2006, TetraTech-WEI (formerly Wardrop Engineering Inc.). (“TetraTech”) was retained to conduct a PEA of the Nechalacho Deposit (Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT Wardrop Document No. 0551530201-REP-R0001-03). In 2007 Avalon commenced further drilling of the Nechalacho Deposit.

Drilling

Avalon has carried out the following drilling on the Nechalacho Deposit, summarized to October 25, 2012:

Calendar Year	Holes	Metres
2007	16	2,551
2008	74	14,280
2009	70	14,597
2010	106	27,586
2011	137	26,203
2012	87	21,371
Total to October 25, 2012	490	106,588

Resource estimates given in this AIF include drill results up to August 4, 2012.

As reported in the Company’s news release dated January 27, 2011, drilling in 2010 intersected Basal Zone mineralization beyond the boundaries of the resources reported below in the section on Mineral Resources Estimates. Drill hole L10-310 intercepted Basal Zone style mineralization averaging 1.09% TREO and 25.3% HREO/TREO over 22 metres and L10- 311 intercepted Basal Zone style mineralization averaging 1.40% TREO and 25% HREO/TREO over 24.75 metres. Assuming continuity, these holes will have extended the known limits of the Basal Zone some 500 metres further north.

Avalon Rare Metals Inc.	Page 15

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The Company completed a total of 10,745.7 metres of drilling in 48 holes using two drills during the 2012 winter drilling program which commenced on January 16, 2012 and was concluded on April 26. The main objective of this program was to better define the areas of the Nechalacho Deposit to be mined in the first 3 years of production. The drills were equipped to recover large diameter (HQ and PQ) core in order to provide additional bulk sample material from the Basal Zone for on-going metallurgical pilot plant work. The drill program provided supplementary material for the large flotation pilot plant that Avalon conducted in March 2012. The 2012 summer drill program commenced during the week of July 1st, 2012 with mobilization of a crew for one HQ drill rig. The program completed 10,625 metres of drilling in 39 drill holes. The drill program was designed to further upgrade the confidence level of the Basal Zone resources, including converting a portion of the Indicated Resources to the "Measured" level of confidence and also to further refine the definition of the southern boundary of the deposit where early mining stopes were planned. The drill program was also designed to assist in definition of some dykes in the West Long Lake area of the deposit. Finally core provided additional sample for any metallurgical requirements.

The 2012 summer drill program was completed on October 19th, 2012. All of the assay results from the 2012 drilling have been compiled for use in updated Mineral Resource Estimates.

Sampling, Analysis and Security of Samples

A comprehensive core logging and sampling protocol was established in time for the July 2007 drilling program. This protocol has been strictly applied for all of the drilling programs since 2007. In addition, a comprehensive geotechnical logging protocol was introduced at the start of the summer 2009 drill program. The Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ontario), P. Geol (NWT), provided overall direction on the project and is responsible for monitoring the QA/QC protocol for the laboratory analyses and provided overall direction on the project.

Core sizes range from BTW diameter for the initial 2007 drill program to NQ2 in the winter/summer 2008 program and NQ2 or HQ in 2009 and 2010. In 2011, very large PQ sized core was recovered to maximize the amount of material available for the bulk sample.

Core is placed in standard wooden core boxes at the drill by the driller helper, with a wooden marker placed at the end of each core run marking the metreage from the surface. Throughout the BTW-NQ programs drill rods were imperial lengths of 10 feet, and core markers were written in feet on one side of the wooden block, and using a metric conversion chart, written in metres on the opposite side of the block. The HQ drilling initially used both imperial and metric rods, so markers were in both feet and metres to ensure proper measurement.

In general, in the mineralized zones, core recovery is very high, effectively 100%. As a result, core handling is not expected to materially affect the results in terms of accuracy or reliability. In addition, as the mineralization is disseminated, there is not expected to be a significant sampling effect on accuracy or reliability.

After inspection by the geologist at the drill, the boxes are closed with wooden lids and taken to the core logging facility at the camp by snowmobile in the winter and by boat and ATV in the summer. At camp, the boxes are opened by the geologist on outdoor racks. In good weather, logging and other geotechnical measurements are done outside; in poor weather and in winter, core is processed in a heated core shack. Core is initially measured to determine recoveries, and marked incrementally every metre. This marking serves as a guide for magnetic susceptibility, rock quality determinations (“RQD”), and density measurements. Magnetic susceptibility is measured every metre with a hand-held ‘KT- 10 magnetic susceptibility metre’. Density is measured every five metres by weighing a section of drill core in air and then weighing by submersing the sample in water and comparing the difference between dry and submersed weight. A typical core sample for density measurement averages 10 centimetres in length. Geotechnical logging, comprising RQD are performed for each run.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present. The geologist marks out major rock units and completes a written description for the entire core sequence. Frequent readings using a handheld Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole. On average, assay samples are two metres long except where, in the geologist’s opinion, it is advisable to follow lithological boundaries. Due to the long widths of mineralization with the Basal Zone averaging over 20m thick, even spaced sampling is not considered a significant factor in resource estimation. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well defined lithological boundaries. A list is made of all sample intervals as a record and also a guide to the core splitting technicians. All geological, geophysical and geotechnical data is entered into a custom designed MS Access database, provided and maintained by an external consulting firm. This database is backed up regularly to an external hard-drive in camp and remotely backed up to an ftp site maintained by the external consulting firm, which also uploads all geochemical and assay data to the same database. The geologists at site can access the drill database to review previous drill results.

An exception to the sampling process described above is that for PQ core. Due to the weight of the core, about 18 kgs per metre, and for safety reasons related to lifting heavy samples, samples were restricted to 1 metre core lengths.

Due to the strong hydrothermal alteration of all lithologies, identifying specific precursor lithologies has proven quite difficult, particularly in the early drill programs. Early lithological coding tended to incorporate hydrothermal alteration, commonly making it difficult to correlate units between drill holes. As more information became available from deeper drilling and specific textures and lithologies were compared to other unaltered, alkaline deposits elsewhere, such as Illimausaq in Greenland, a new lithological code was produced using, as a basis, the recognizable precursor lithologies. This has greatly advanced the understanding of the lithology, mineralogy, and to a lesser degree the petro-genesis of the deposit.

After all tests and core observations are completed, and prior to splitting, the core is photographed outdoors using a hand-held digital camera. Down-hole distance and hole number are marked so as to be visible in all photos. Core is generally photographed in groups of six boxes. Starting in the 2009 summer drill program, drill core was also logged for geotechnical characteristics. This was initiated with the guidance of external geotechnical consultants. Some of the holes were logged from top to bottom, while others were logged above, below, and within the Basal Zone, to determine rock quality characteristics of both the mineralized zones and country rocks. Efforts were made to select holes with varying orientations to provide comprehensive orientation characteristics of planar structural features. The geotechnical logging was done on core logging sheets and entered electronically in to a custom-designed Excel spreadsheet provided by the geotechnical consultants. A total of 22 holes were logged in whole or in part. Holes which were partially logged included the Basal Zone and a minimum 10 metre interval above and below. When the core has been logged and photographed, it is stored in core racks outside the core splitting tent, from which they are then brought in to the core shack to be split and sampled. Core photos are stored on the camp computer in addition to an external hard drive.

For all core except PQ, the core splitter would break the core into smaller lengths to fit into the mechanical core splitter, split the core in half, and placed one half in a plastic sample bag with the other half placed back into the core box in sequence to serve as a permanent record. In programs after 2009, for mineralized intervals, the core was split initially into halves and then one half into quarters. One quarter was utilized as an assay sample, a second quarter retained as a library sample, and the full half core bagged in intervals identical to the sample interval, as a metallurgical sample. The sample interval is marked on a sample tag in a three-part sample book and a tag with the corresponding sample number is placed in the sample bag. The sample bag is also marked with the corresponding sample number using a felt marker. The bag is then either stapled or zip-tied closed, and placed in a rice bag with two other samples. Most rice bags contain three samples to keep weight to a manageable level. The rice bag is then marked on the outside with corresponding sample numbers contained within, and a second number identifying the rice bag itself. A sample shipment form is then completed, generally in increments of 50 rice bags, which constitutes a single shipment. The sample form is enclosed in an appropriately marked rice bag, with a duplicate paper copy kept in camp, and also kept on electronic file.

Avalon Rare Metals Inc.	Page 17

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Starting in winter 2010, a second drill was added, also using HQ core. This core was sampled as above. From July 2010 on, this rig was converted to PQ diameter core in order to obtain more metallurgical sample. This core, weighing about 18 kg per metre, was initially sawn in order to acquire an assay sample of about 1.5kgs, with a second cut for a library sample of about 1.5 kg, leaving about 14 kg for metallurgical purposes. However, due to the hardness of the rock, it was deemed that sawing the core was impractical due to low productivity. Consequently a test was completed of coarse crushing the whole core to 3.3 mm in 1 metre samples. Then an assay sample and a library sample were split out and the remaining 3.3 mm material retained for metallurgical purposes. The results of the test that studied the particle size distribution and the homogeneity of the sample indicated that this was a satisfactory procedure for both assaying and metallurgy, and for mineralized intervals this PQ core procedure continued to be followed. For unmineralized core, a section was sawn off weighing about 3-5 kgs per sample to avoid the cost of crushing whole core and the remaining core stored at site.

Standards are inserted routinely every 25th sample. Blanks, composed of split drill core of unaltered and un-veined diabase dyke intersected in drilling beneath Thor Lake, are inserted every 40th sample. Samples are shipped by air from Thor Lake to Yellowknife. The standard shipment is 50 rice bags, or a total of 150 samples per shipment. The rice bags are zip-tied for security, and are met and unloaded in Yellowknife by a representative of Discovery Mining Services (“Discovery”). Discovery takes the samples to its warehouse and inventories all samples and produces a manifest which is sent electronically to Thor Lake camp, and accompanies the shipment. The samples are then taken by Discovery to the core processing lab facilities of either Acme Analytical Laboratories Ltd. (“Acme”) or ALS Laboratory Group (“ALS”). At this point, the laboratories take custody of the samples. Core is sent to the preparation laboratory with specification that all core should be crushed to 90% passing 10 mesh with a supplementary charge if necessary. For samples from drill holes completed in 2007, every sample pulp was duplicated and sent to a secondary laboratory for check analyses. Subsequent to this (2008 to 2009), approximately every tenth pulp was sent for duplicate analysis in the secondary laboratory. Standards are inserted in the duplicate sample stream by Avalon employees prior to shipping to the secondary laboratory.

All remaining drill core is stored on site at Thor Lake. Core is temporarily racked at the exploration camp while being logged. In summer 2012, a large core storage facility was constructed at the T Zone Mine site that was sufficiently large to store all drill core from the project. In addition, samples rejects were brought from Yellowknife in wooden bins, each of about one tonne. Pulp samples and further sample rejects are stored in a locked secure facility within Yellowknife airport. Historic core, particularly T-Zone core, is stored at the mine site, while Nechalacho Deposit core is stored at the camp storage.

Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the “older holes”. These did not have internal Quality Assurance/Quality Control (QA/QC) and were analyzed for a limited set of elements; however, six of the old holes were reassayed in 2008 for the complete suite of elements. Avalon has changed the laboratories used for analysis over time. For the first year of drilling by Avalon (2007), the primary laboratory was an independent laboratory located in Ancaster, Ontario, and the secondary laboratory was Acme in Vancouver, British Columbia. Samples were shipped to the facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Acme in Vancouver for complete check analysis.

For the 2008 winter and summer programs, the preparation laboratory was Acme in Yellowknife, Northwest Territories and the primary analytical laboratory was the Acme laboratory in Vancouver, British Columbia. A split of every tenth sample reject was sent to ALS laboratory in Vancouver, British Columbia for check analyses. All core was analyzed by Acme using two analytical packages: Group 4A and Group 4B. ALS analyzed the samples with the MS81 method. Acme’s Group 4A is a whole rock characterization package comprising four separate analytical tests. Total abundances of the major oxides and several minor elements are reported using a 0.1 gram sample analyzed by Inductively Coupled Plasma (ICP)-emission spectrometry following a lithium metaborate/tetraborate fusion and dilute nitric digestion. Loss on ignition (LOI) is by weight difference after ignition at 1,000°C. Acme’s Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry (ICP-MS). This package comprises two separate analyses. Rare earth and refractory elements are determined by ICP mass spectrometry (MS) following a lithium metaborate/tetraborate fusion and nitric acid digestion of a 0.1 gram sample (same decomposition as Group 4A). In addition, a separate 0.5 gram split is digested in Aqua Regia and analyzed by ICP-MS to report the precious and base metals. For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Acme, was shipped to ALS, where the samples are analyzed by the package MS81. This is a combination of lithium metaborate/ICP atomic emission spectrometry (ICP-AES) for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Starting with the winter 2009 drilling campaign, all samples were prepared at ALS’ preparation facility in Yellowknife, Northwest Territories, and a subsample shipped and analyzed at ALS in Vancouver, British Columbia by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multi-element ICP analysis (ALS sample method ME-MS81). All samples contained within intercepts above the 1.6% cutoff criteria and any additional samples exceeding analytical limits or of geological significance are re-run using similar ALS method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure. Every tenth sample has a duplicate pulp prepared from the sample reject which, with inserted standards and blanks, was sent to Acme Analytical in Vancouver, British Columbia for check analyses. Results were monitored for key elements, and in cases of QA/QC issues, re-analysis was requested. Values were reported by the laboratories in parts per million (“ppm”) and converted to rare earth and rare metal oxides by Avalon geologists.

The following information on data verification was supplied by Avalon.

Since 2007, Avalon has commissioned a specialist laboratory from British Columbia to generate standards called AVL-H, AVL-M or AVL-L (2007), S0409 (2010) (sometime referred to as H2) and S339 and S336 (2010). For the 2007 standards and S0409, Avalon then commissioned an independent consultant to review the round robin and assess the quality of the data and for S339 and S336 another independent consultant was similarly commissioned.

The statistics of QAQC control samples are presented below.

Statistics of QAQC Control Samples, L09-137 to L10-311

	Samples	Analyses	Blanks	Standard-L	Standard-M	Standard-H	Standard-H2	Standards total
Total number	10,491	15,474	417	180	162	121	306	769
Percent of samples			4.0%	1.7%	1.5%	1.2%	2.9%	7.3%
Percent of analyses			2.7%	1.2%	1.0%	0.8%	2.0%	5.0%

As can be seen, blanks were inserted on average at the rate of 4.0%, or one in 25 samples, and standards at the rate of 7.3%, or one in 13 samples. The rate of insertion of standards was varied according to whether the samples were from a mineralized zone or not with a standard every 10 samples in mineralization and every 40 samples outside mineralization. The results of the standard analyses were checked against the certified or provisional means and tolerances listed in the standard certificates as well as against the lab’s (ALS) own precision tolerance level of +/-10%. The three rare earth elements with the potential highest value (Nd, Tb and Dy) were routinely monitored along with the overall values for the total rare earths (TREE) and heavy rare earths (HREE).

Precision results of the QAQC program for all labs, as measured by relative standard deviation (standard deviation/sample population mean) for, as an example standard AVL-H (also referred to as STD-H), average between 3.5% and 5.7% for all rare earth elements, Nb, Ta and Zr. The results for the largest groups of analyses, representing 524 analyses of the standard, are listed in the table below.

Avalon Rare Metals Inc.	Page 19

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Relative Standard Deviations, Standard AVL-H (2007-2010)

Samp_type	Method	Lab	N	Y %SD	La %SD	Ce %SD	Pr %SD	Nd%SD	Sm %SD	Eu %SD	Gd %SD	Tb %SD
AVL-H	MS81h	ALS	224	3.6%	3.6%	3.6%	4.1%	3.8%	3.7%	3.8%	3.7%	4.6%
STD-H	4A-4B	Acme	89	7.1%	6.6%	7.1%	6.0%	5.4%	5.0%	6.0%	7.9%	6.2%
STD-H	MS81	ALS	112	5.1%	5.3%	4.9%	5.5%	5.7%	5.6%	5.2%	5.8%	5.8%
STD-H	MS81H	ALS	99	3.7%	4.7%	4.6%	4.4%	4.1%	4.3%	4.1%	4.2%	4.8%

Samp_type	Method	Lab	N	Dy %SD	Ho %SD	Er %SD	Tm %SD	Yb %SD	Lu %SD	Nb %SD	Ta %SD	Zr %SD
AVL-H	MS81h	ALS	224	3.9%	4.6%	4.5%	4.4%	4.1%	4.8%	4.0%	4.2%	4.1%
STD-H	4A-4B	Acme	89	5.4%	6.3%	5.5%	6.1%	5.5%	6.3%	6.7%	7.5%	5.9%
STD-H	MS81	ALS	112	5.1%	5.7%	5.0%	5.6%	5.3%	5.4%	6.7%	7.4%	15.6%
STD-H	MS81H	ALS	99	3.4%	4.1%	5.0%	4.5%	4.7%	4.4%	5.9%	5.5%	4.4%

As the laboratories anticipate 10% relative standard deviation, all are within acceptable limits. Accordingly, it is concluded that the precision results of both laboratories are within acceptable limits for analyses from 2007 to 2010.

Comparison of the means of the particular set of analyses of STD-H expressed as percentage of the overall mean of all analyses of that standard from 2007-2010 show that ALS results are very close to the mean of all labs.

For every tenth core sample, a duplicate of the reject is sent to Acme Laboratory for analysis. Regression analysis of the data shows a systematic difference of less than 1% or TREE and about 1.5% for HREE, with Acme slightly lower than ALS. In the opinion of Avalon, these are acceptable differences and imply minimal bias in the analytical results.

As well as ALS method MS81H being routine for mineralized intervals of drill core samples, Avalon has tested XRF analysis (lithium borate fusion followed by XRF, method XRF10) for Nb, Ta and Zr. The XRF10 analyses generally show very low standard deviations.

From the data, it was concluded that zirconium analyses are systematically higher with XRF, and that these may in fact be more representative of the Zr content of the rock. On the other hand, the Nb and Ta analyses by ICP methods (ALS MS81H and Acme 4A/4B) are all sufficiently close that it is not necessary to conduct additional XRF analyses of these elements.

Avalon monitors the results of its internal standards during routine analysis of drill core. Due to the large number of elements involved, it would be impractical to apply a normal logic table of failures where an analysis batch is failed on the basis of issues with one element. Avalon followed the following procedure for assessing analytical data:

•	Batches were not failed if the samples analysed were clearly far below any economic levels (not mineralized), unless the standards results were very grossly out.

•	The results of the standards were reviewed to see how many elements were out of acceptable range as recommended in the standard certification, and if four elements were out of range (greater than three standard deviations), but two high and two low, and the remaining 14 elements were in range, the batch was accepted.

•	If five elements or more elements were out of acceptable range (greater than three standard deviations), and all in the same direction, either biased all high or all low, then the batch was re-analysed.

•	If the overall NMR (Net Metal Return) of the standard is outside the range of +/-10% of the recommended value, then the batch is considered for reanalysis.

Avalon Rare Metals Inc.	Page 20

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Mineral Resource and Mineral Reserve Estimates

Resource Estimate

The technical data used for the following resource estimate, originally released in the November 2012 Update, was compiled, validated and evaluated by Avalon. The July 2012 technical data was updated to include all the new drill hole information and assays generated in the 2012 drilling program up to August 27, 2012. Ali Habibi, Junior Resource Geologist for the Company, maintains the database and compiles QAQC data and Benjamin Webb, Senior Resource Geologist for the Company, updated the wireframe and interpolated values for the fifteen REE elements (plus Zr, Nb, Ga, Hf, Th and Ta) into the block model. This work was supervised by Dr. William Mercer, P. Geo (ON). The estimate in the November 2012 Update was prepared by Avalon, and was audited by RPA. The audit was completed by Tudorel Ciuculescu, P. Geo., Senior Geologist, RPA.

Drilling operations are being performed by a third party drilling company under the supervision of a consulting professional geologist. William Mercer also is providing overall direction on the project.

Avalon has summarized the resource estimate in the November 2012 Update using a Net Metal Return per tonne cut-off value. This cut-off value is designed to include the value of the by-product rare metals along with the rare earth elements into the resource model. Avalon is in the process of creating an economic model using metal prices, the effects of payable percentages, flotation and hydrometallurgical recoveries, and any payable NSR royalties. The net revenue generated by this model is termed the Net Metal Return (“NMR”). The current operating cost estimates average $320/tonne and this value has been applied as a break-even base case cut-off for the resource estimate.

The current resource estimate for rare earth elements is reported below with all values as percentages unless otherwise stated.

Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades at the Base Case $320/tonne NMR Cut-Off

Category	Zone	Tonnes (millions)	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3
Measured	Basal	10.88	0.263	0.589	0.074	0.293	0.065	0.0081	0.059	0.0091
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	0.263	0.589	0.074	0.293	0.065	0.0081	0.059	0.0091

Indicated	Basal	54.95	0.251	0.557	0.070	0.274	0.059	0.0073	0.053	0.0080
	Upper	55.61	0.268	0.594	0.073	0.284	0.054	0.0058	0.039	0.0042
Total Indicated		110.56	0.259	0.576	0.071	0.279	0.057	0.0065	0.046	0.0061

Measured and Indicated	Basal	65.83	0.253	0.562	0.070	0.277	0.060	0.0074	0.054	0.0082
	Upper	55.61	0.268	0.594	0.073	0.284	0.054	0.0058	0.039	0.0042
Total Measured and Indicated		121.44	0.260	0.577	0.072	0.281	0.057	0.0067	0.047	0.0063

Inferred	Basal	59.89	0.210	0.474	0.061	0.239	0.049	0.0060	0.044	0.0063
	Upper	122.12	0.231	0.553	0.066	0.258	0.047	0.0051	0.034	0.0035
Total Inferred		182.00	0.225	0.527	0.064	0.252	0.047	0.0054	0.037	0.0044

Avalon Rare Metals Inc.	Page 21

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Category	Zone	Tonnes (millions)	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Measured	Basal	10.88	0.047	0.008	0.022	0.003	0.017	0.002	0.206
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	0.047	0.008	0.022	0.003	0.017	0.002	0.206

Indicated	Basal	54.95	0.041	0.007	0.018	0.002	0.014	0.002	0.181
	Upper	55.61	0.016	0.002	0.005	0.001	0.004	0.001	0.065
Total Indicated		110.56	0.029	0.005	0.012	0.002	0.009	0.001	0.123

Measured and Indicated	Basal	65.83	0.042	0.007	0.019	0.002	0.015	0.002	0.185
	Upper	55.61	0.016	0.002	0.005	0.001	0.004	0.001	0.065
Total Measured and Indicated		121.44	0.030	0.005	0.013	0.002	0.010	0.001	0.130

Inferred	Basal	59.89	0.031	0.006	0.013	0.002	0.011	0.002	0.132
	Upper	122.12	0.014	0.002	0.005	0.001	0.004	0.001	0.057
Total Inferred		182.00	0.020	0.003	0.007	0.001	0.006	0.001	0.081

Notes:

1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT) VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
5)	Rare earths were valued at an average net price of US$38/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. This average price is based on the individual price set used in the RPA Technical Report, except for three changes applicable to individual oxides reflecting present and projected 2016 markets:
a.	La2O3, Ce2O3 and Sm2O3 reduced 50% to $8.75, $6.23 and $6.75 per kg respectively.
b.	Remaining rare earth prices are unchanged at Pr2O3 at US$75.20, Nd2O3 at US$76.78, Eu2O3 at US$1392.57, Gd2O3 at US$54.99, Tb2O3 at US$1055.70, Dy2O3 at US$688.08, Ho2(CO3)3 at US$66.35, Er2O3 at US$48.92, Lu2O3 at US$522.83, Y2O3 at US$67.25/kg.
6)	An exchange rate of US$1.00 = Cdn$1.05 was used.
7)	A cut-off NMR value of US$320 per tonne was used. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.
8)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.

The resource estimate provided in the November 2012 Update which is to be used for the upcoming feasibility study is summarized below.

Avalon Rare Metals Inc.	Page 22

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Nechalacho Deposit Mineral Resources at the Base Case $320/tonne NMR Cut-Off

Category	Zone	Tonnes (millions)	TREO (%)	HREO (%)	HREO/TREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured	Basal	10.88	1.67	0.38	22.91	3.13	0.41	0.04
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		10.88	1.67	0.38	22.91	3.13	0.41	0.04

Indicated	Basal	54.95	1.54	0.33	21.63	3.01	0.40	0.04
	Upper	55.61	1.42	0.14	10.10	1.92	0.28	0.02
Total Indicated		110.56	1.48	0.24	16.08	2.46	0.34	0.03

Measured and Indicated	Basal	65.83	1.57	0.34	21.86	3.03	0.40	0.04
	Upper	55.61	1.42	0.14	10.10	1.92	0.28	0.02
Total Measured and Indicated		121.44	1.50	0.25	16.77	2.52	0.34	0.03

Inferred	Basal	59.89	1.28	0.25	19.59	2.70	0.36	0.03
	Upper	122.12	1.28	0.13	9.77	2.21	0.32	0.02
Total Inferred		182.01	1.28	0.17	13.01	2.37	0.33	0.02

Notes:

1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT) VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
5)	Rare earths were valued at an average net price of US$38/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. This average price is based on the individual price set used in the RPA Technical Report, except for three changes applicable to individual oxides reflecting present and projected 2016 markets:
a.	La2O3, Ce2O3 and Sm2O3 reduced 50% to $8.75, $6.23 and $6.75 per kg respectively.
b.	Remaining rare earth prices are unchanged at Pr2O3 at US$75.20, Nd2O3 at US$76.78, Eu2O3 at US$1392.57, Gd2O3 at US$54.99, Tb2O3 at US$1055.70, Dy2O3 at US$688.08, Ho2(CO3)3 at US$66.35, Er2O3 at US$48.92, Lu2O3 at US$522.83, Y2O3 at US$67.25/kg.
6)	An exchange rate of US$1.00 = Cdn$1.05 was used.
7)	A cut-off NMR value of US$320 per tonne was used. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.
8)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.

Resource Database

The resource estimate provided in the November 2012 Update for the Nechalacho Deposit is based upon detailed core logging, assays and geological interpretation by Avalon geologists and independently audited by RPA. In total, 461 drill holes were used for the estimate of which 51 are historic and 410 are Avalon diamond drill holes (drilled and sampled from 2007 to 2012). Two of the drill holes are located outside of the model boundaries. Complete REE analyses (plus Zr, Nb, Ga, and Ta) are available for six historic holes and all 410 Avalon holes. These holes and their related assays form the basis for the creation of two domains of REE mineralization: an upper LREE-enriched domain (Upper Zone) and a lower HREE enriched domain (Basal Zone). The database is maintained at Avalon’s Delta, British Columbia office by Ali Habibi, Junior Resource Geologist.

Avalon Rare Metals Inc.	Page 23

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Resource Classification

For all domains, blocks populated using a 240m X 240m X 120m search ellipse and up to 120m away from a drill hole were classified as inferred.

Within the Upper Zone, blocks populated using a 60m X 60m X 30m search ellipse and a minimum of 2 drill holes were classified as Indicated. A manually digitized contour was used to reclassify isolated blocks or patches of Indicated material into the Inferred category. No Upper Zone material was classified as Measured.

Within the Basal Zone, blocks populated using a 60m X 60m X 30m search ellipse and up to 60 m away from a drill hole were classified as Indicated. A manually digitized contour was used to select and reclassify isolated blocks or patches of Indicated material to the Inferred category.

In the Basal Zone, two separate areas supported by diamond drilling spaced at 25m were manually digitized to define the Measured blocks.

The classification details are outlined in the table below.

Zone	Classification	Distance to Nearest Drill hole	Minimum Number of Drill holes
Basal	Measured	<30m (by manually digitized contour)	1
	Indicated	<60m	1
	Inferred	<120m	1
Upper	Measured	N/A	N/A
	Indicated	<60m	2
	Inferred	<120m	1

The following table lists the Mineral Resources at various cut-off values.

Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone by NMR Cut-Off Value with the Base Case $320/tonne NMR Cut-Off .

Zone	NMR Cut-off (Cdn$)	Tonnes (Mt)	TREO (%)	HREO (%)	HREO/TREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured
BASAL	≥320	10.88	1.67	0.38	22.91	3.13	0.41	0.04
BASAL	≥600	6.75	1.98	0.49	24.76	3.79	0.48	0.05
BASAL	≥800	4.00	2.23	0.59	26.51	4.31	0.54	0.06
BASAL	≥1000	1.99	2.52	0.70	27.67	4.90	0.61	0.06
Indicated
BASAL	≥320	54.95	1.54	0.33	21.63	3.01	0.40	0.04
BASAL	≥600	30.03	1.88	0.45	23.88	3.66	0.47	0.05
BASAL	≥800	14.57	2.18	0.56	25.57	4.21	0.53	0.06
BASAL	≥1000	5.72	2.52	0.67	26.58	4.79	0.60	0.06
Measured + Indicated
BASAL	≥320	65.83	1.57	0.34	21.86	3.03	0.40	0.04
BASAL	≥600	36.78	1.90	0.46	24.05	3.68	0.47	0.05
BASAL	≥800	18.57	2.19	0.57	25.78	4.23	0.53	0.06
BASAL	≥1000	7.71	2.52	0.68	26.86	4.82	0.60	0.06
Inferred
BASAL	≥320	59.89	1.28	0.25	19.59	2.70	0.36	0.03
BASAL	≥600	18.68	1.69	0.37	22.14	3.33	0.45	0.04
BASAL	≥800	4.75	2.03	0.51	25.28	3.88	0.51	0.05
BASAL	≥1000	1.10	2.47	0.63	25.44	4.24	0.56	0.06

Avalon Rare Metals Inc.	Page 24

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Notes:

1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT) VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
5)	Rare earths were valued at an average net price of US$38/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. This average price is based on the individual price set used in the RPA Technical Report, except for three changes applicable to individual oxides reflecting present and projected 2016 markets:
a.	La2O3, Ce2O3 and Sm2O3 reduced 50% to US$8.75, US$6.23 and US$6.75 per kg respectively.
b.	Remaining rare earth prices are unchanged at Pr2O3 at US$75.20, Nd2O3 at US$76.78, Eu2O3 at US$1392.57, Gd2O3 at US$54.99, Tb2O3 at US$1055.70, Dy2O3 at US$688.08, Ho2(CO3)3 at US$66.35, Er2O3 at US$48.92, Lu2O3 at US$522.83, Y2O3 at US$67.25/kg.
6)	An exchange rate of US$1.00 = Cdn$1.05 was used.
7)	A cut-off NMR value of US$320 per tonne was used. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.
8)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.

Mineral Reserve Estimate

A Mineral Reserve estimate for the Nechalacho Project was prepared by the Company and reviewed by RPA, as described in the Technical Report. The Mineral Reserve estimate was based upon Mineral Resources as of January 7, 2011, underground mining of the Basal Zone, concentration of the REOs and other products in a flotation concentrate and hydrometallurgical processing of the concentrates. The Mineral Reserves consist of a portion of the Indicated Resources within a mine design by the Company, with mining dilution and extraction recovery factors applied. Minor amounts of Mineral Resources from the Upper Zone beyond the Basal Zone were included in the estimation of the Mineral Reserves; these are generally in areas where the tops of the stope extend past the soft boundary between the Upper Zone and the Basal Zone.

	Tonnes (millions)	%TREO	% HREO	% ZrO2	% Nb2O5	% Ta2O5
Probable Reserves
Basal Zone	14.54	1.53	0.40	2.90	0.38	0.040
Total Probable Reserves	14.54	1.53	0.40	2.90	0.38	0.040

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	The Mineral Reserve estimate is effective as of July 7, 2011.
3.	The Qualified Person for this Mineral Reserve estimate is Jason J. Cox, P.Eng., Principal Mining Engineer, RPA.
4.	Mineral Reserves are estimated using price forecasts for 2015 for rare earth oxides (US$46.31/kg average), zirconium oxide (US$3.77/kg), tantalum oxide (US$255.63/kg) and niobium oxide (US$55.86/kg).
5.	HREO (Heavy Rare Earth Oxides) grade is the total of Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3 grades. TREO (Total Rare Earth Oxides) grade comprises HREO plus La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3 grades.
6.	An exchange rate of CDN$0.95=US$1.00 was used.
7.	Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of $300/tonne.

Avalon Rare Metals Inc.	Page 25

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

8.	A minimum mining width of five metres was used.
9.	Totals may differ from sum or weighted sum of numbers due to rounding.

The Mineral Reserve estimate summarized in the table above is reported by individual rare earth oxide components in the table below.

	Tonnes	%	%	ZrO2	Nb2O5	Ta2O5	Y2O3	HfO2
	(millions)	TREO	HREO	PPM	PPM	PPM	PPM	PPM
Probable Mineral Reserves	14.54	1.53%	0.40%	28,998	3,800	404	2,175	615

	Tonnes	La2O3	Ce2O3	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3
	(millions)	PPM	PPM	PPM	PPM	PPM	PPM	PPM
Probable Mineral Reserves	14.54	2,325	5,173	658	2,593	590	78	574

	Tonnes	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3
	(millions)	PPM	PPM	PPM	PPM	PPM	PPM	PPM
Probable Mineral Reserves	14.54	95	508	93	245	32	189	26

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	The Mineral Reserve estimate is effective as of July 7, 2011,
3.	The Qualified Person for this Mineral Reserve estimate is Jason J. Cox, P.Eng., Principal Mining Engineer, RPA.
4.	Mineral Reserves are estimated using price forecasts for 2015 for rare earth oxides (US$46.31/kg average), zirconium oxide (US$3.77/kg), tantalum oxide (US$255.63/kg) and niobium oxide (US$55.86/kg).
5.	HREO (Heavy Rare Earth Oxides) grade is the total of Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3 grades. TREO (Total Rare Earth Oxides) grade comprises HREO plus La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3 grades.
6.	An exchange rate of Cdn$0.95=US$1.00 was used.
7.	Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of $300/tonne.
8.	A minimum mining width of five metres was used.
9.	Totals may differ from sum or weighted sum of numbers due to rounding.

Mineral Reserves will be updated based on Mineral Resources from the November 2012 Update, and current feasibility mining and processing concepts.

Mining and Processing Operations

Mining

Probable Mineral Reserves included in the Updated PFS were estimated to be 14.54 million tonnes with grades of 1.53% TREO, including 0.40% HREO, 2.90% zirconium oxide (ZrO2), 0.38% niobium oxide (Nb2O5), and 0.040% tantalum oxide (Ta2O5). Mineral Reserves were estimated at a cut-off value based on a NMR of $300 per tonne. Mineral Reserves were based on an underground mine design and stope schedule. RPA notes that mineralization extends considerably beyond the designed underground mine.

Although a general mining cut-off NMR value of $300/tonne was utilized, the Probable Mineral Reserves were estimated by designing a mine plan that maximised the exploitation of resources at a Net Metal Return greater than $600 (see table of resources at varying cut-off grades above). This was achieved by selecting areas of higher overall grade, but also mining the lower part of the Basal Zone, which has on average higher heavy rare earth contents. Accordingly the average HREO content relative to TREO for the reserves is 26% whereas the average for the resources is 21% at similar TREO grades.

Avalon Rare Metals Inc.	Page 26

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The deposit is relatively flat-lying, and will be mined underground with a combination of long hole stoping and drift and fill stoping. The minimum thickness used in the development of the Mineral Reserve estimate was five metres. Mined ore will be processed in an underground crushing circuit and crushed ore will be transported to the surface using a conveyer system. The production rate used in the Updated PFS was 2,000 tonnes per day, with total production of 730,000 tonnes per year. The dilution was estimated to be 15%. This includes low grade, waste and Inferred Mineral Resources within the planned stope outlines.

Mining of the secondary stopes is dependent upon the use of a suitable backfill, assumed to be paste fill with 4% cement added as a binder. Testwork to demonstrate that a suitable paste fill can be generated from the tailings has been undertaken.

Processing – Flotation Concentrator

A flotation concentrator plant will be built at the mine site to produce flotation concentrate from the crushed ore. Recent bench-scale flotation testwork conducted for the upcoming feasibility study has indicated that a simplification of the flotation process flowsheet may be possible. The milling circuit is still based on a Rod/Ball mill combination (grinding to a p80 of 37µm) and both magnetic separation and slimes removal are still incorporated ahead of flotation. However, the proposed flotation circuit now comprises rougher and rougher scavenger sections with rougher concentrate potentially being up-graded through an open circuit cleaning configuration. This new flotation circuit was recently tested in a mini pilot plant, and partial results received to date are consistent with initial expectations. Of note was a significant reduction (down +/-66%) in total reagent consumption (kg/t). Concentrate production is anticipated to be at the rate of 360 tonnes per day at a grade of 9.5% TREO. Previous recovery estimates of 79.5% are still to be confirmed once results from the latest work are available.

Tailings from the flotation plant will be stored in a Tailings Management Facility located north-east of the mill site. A water treatment facility will allow for the treatment and recycling of dirty process water back into the circuit, thereby minimizing freshwater requirements.

The concentrate will be stored in covered containers at Thor Lake and shipped to the hydrometallurgical processing plant at Pine Point each summer using barges to cross Great Slave Lake at the rate of 145,000 wet tonnes per year.

A water treatment facility will allow for the treatment and recycle of dirty process water back into the circuit thereby minimizing freshwater requirements.

Processing – Hydrometallurgical Plant

A hydrometallurgical plant will be built at Pine Point to produce mixed rare earth concentrate from the flotation concentrate at the planned rate of 30,500 tonnes per year at a concentration of approximately 27% TREO. A secondary product from this plant is an enriched zircon concentrate that will be produced at the rate of approximately 115,000 tonnes per year. The process flowsheet has undergone a number of modifications and improvements in connection with the preparation of the upcoming feasibility study as results from the various pilot plant campaigns became available. The following synopsis describes the main circuits in their current form:

•	Pre-Leach (PL): Initial treatment of concentrate with a dilute sulphuric acidic solution (recycled from water leach circuit as described below) at ambient temperature;

•	Acid Bake (AB): A more rigorous treatment of dried concentrate (from the PL circuit) with concentrated sulphuric acid at an elevated temperature (220°C);

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

•	Water Leach (WL): Leaching of solids from the acid bake process with water to recover both light and heavy rare earths. The leach liquor is acidic in nature and is recycled back into the PL circuit to obtain a rare earth rich “pregnant solution”. The solid residue from this step is the enriched zircon concentrate;

•	Iron/Thorium Removal (IR): Selective precipitation of iron and thorium contaminants from the WL pregnant solution;

•	Bulk Rare Earth Precipitation (RP): Bulk precipitation of rare earths from the iron and thorium reduced pregnant solution to give a mixture of rare earth precipitates; and

•	Tailings Neutralization (TN): Neutralization of liquid wastes from the plant with a potential to recycle liquid wastes into the WL circuit for water leaching.

Recent pilot plant campaigns have been encouraging and simulated the treatment of flotation concentrate right through the acid baking and leaching processes, removal of impurities by various precipitation operations, neutralization of an enriched zirconium concentrate (a by-product of the acid bake process) and final tailing. Final results are still being gathered and analyzed but expectations are that average recoveries will at least match those in the Technical Report which had estimated recoveries of 80% LREE and 50% HREE. By using hydrated lime instead of magnesium oxide for bulk rare earth precipitation, the uranium and thorium concentrations in the rare earth precipitate product were reduced to a total level below the 500 ppm limit imposed by transport regulations. Magnesium and sulphate concentrations in the tailings water met target environmental disposal levels from hydrological modelling predictions.

A separate acid bake and water leach optimization program is currently underway to vary process parameters such as kiln retention time that may potentially result in higher LREE and HREE recoveries. Alternatives for increasing the purity of the mixed rare earth concentrate ahead of the separation plant are also being investigated.

In order to minimize process water usage in the plant, tailings water will be recycled into the water leach circuit. Recent pilot plant results show no negative changes in REE recoveries with recycled tailings water.

The mixed rare earth concentrate is envisioned to be shipped in 35-40 tonne capacity sealed containers and taken by truck to the rail head at Hay River and then by rail to the REE Separation Plant and Refinery currently planned for Geismar, Louisiana. The Company is investigating the potential for sales of the enriched zircon concentrate directly to customers.

Tailings from the hydrometallurgical process will be stored in a Tailings Management Facility to be constructed within a historic open pit. Decant water from the Tailings Management Facility will be discharged to an adjacent historic open pit for natural infiltration into the groundwater aquifer.

Pine Point, NWT has been selected as the location for the hydrometallurgical processing plant as it is the site of prior mineral processing activities, and the existence of reasonable logistics for concentrate and reagent transportation, local sources of limestone and dolomite, regional sources of sulphur for sulphuric acid production, and access to on-grid hydro power. Both Avalon’s aboriginal partners and the Government of the NWT have expressed a preference for keeping the hydrometallurgical processing plant in the north.

Rare Earth Separation Plant and Refinery

In October 2010, Avalon received a scoping study for the construction of a rare earth separation plant and refinery in North America. The authors of the study concluded that such a plant, assuming construction at an arbitrary location in southern Ontario, with a design capacity of 25,000 tonnes per year of TREO, would cost an estimated $346 million, with an intended level of accuracy of +/- 35%.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

This plant capacity was intended to handle the presently contemplated production of 10,000 tonnes per year of TREO produced from the mixed rare earth concentrate shipped from the Thor Lake mine and processing facilities, any future production increases by the Company and process material from other potential future producers, especially those producing chemical precipitates rich in the heavy rare earths.

In August 2011 the Company concluded that rare earth separation and refining should be a part of its development plan and a PFS on the rare earth separation plant and refinery was commissioned and subsequently completed in March 2012. For the purpose of the rare earth separation plant and refinery PFS, it was assumed that the separation plant and refinery would be situated adjacent to an existing industrial facility in Geismar, Louisiana. Electrical power, fresh water, sodium hydroxide and hydrochloric acid for the separation plant will be supplied via tie-in to the adjacent facility. Rail spurs connected to the existing rail line in the adjacent facility will accommodate shipment of concentrate feed stock to and shipment of marketable product from the separation plant. The authors of the study concluded that such a plant with a design capacity of 10,000 tonnes per year of TREO would cost an estimated $302 million, with an intended level of accuracy of +/- 25%.

On August 27, 2012, the Company announced the selection of a site in the community of Geismar, Louisiana for its rare earth separation plant and refinery.

Metallurgical testwork for the separation plant recently commenced at Mintek in Johannesburg which will include a mini pilot plant operation for impurity removal and production of key rare earth oxides.

Capital Cost Estimate

The capital estimate provided in the Updated PFS for the Nechalacho property and the Pine Point site is $901.91 million and covers the life of the Nechalacho Project and includes: all capital costs and $39 million in recovery of capital invested in initial fills for reagents, fuel and cement and in spare parts.

Working capital costs related to the time between the shipment from the site and the receipt of payment for the products are not included in the capital estimate but are included in the project cash flow.

The capital costs do not include: costs to obtain permits, costs for feasibility studies, project financing and interest charges, escalation during construction, any civil, concrete work due to the adverse soil condition and location, import duties and custom fees, costs of fluctuations in currency exchanges, sunk costs, pilot plant and other testwork, GST/HST, corporate administration costs in Delta and Toronto, exploration activities, salvage value of assets, and severance cost for employees at the cessation of operations.

Operating Cost Estimate

The operating cost estimates in the Technical Report have been reviewed and modified for increases in labour, fuel and supplies. The life of mine (“LOM”) average operating cost per tonne is estimated at $269.07 including mining, flotation plant, processing at site and at the hydrometallurgical plant and freight of the product to a point of sale, but does not include the cost of separation and refining. Operating costs, including the costs at Pine Point, when shown on a per tonne basis are per tonne of ore milled at Thor Lake.

The operating cost estimates also do not include: any provision for inflation, any provision for changes in exchange rates, GST/HST, preproduction period expenditures, corporate administration and head office costs in Delta and Toronto, site exploration costs or infill drilling or development for conversion of additional resources to Mineral Reserves.

Cash Flow Analysis

The cash flow analysis included in the Updated PFS is based on the extraction of the Probable Mineral Reserves in a production plan which extends to the end of year 20.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Pre-Tax

Considering the full project on a stand-alone basis, the undiscounted pre-tax cash flow totals $6,079 million over the mine life. The internal rate of return (“IRR”) is 39% and the net present value (“NPV”) is as follows:

•	$2,222 million at an 8% discount rate
•	$1,772 million at a 10% discount rate

After-tax

Considering the full project on a stand-alone basis, the undiscounted after-tax cash flow totals $4,477 million over the mine life. The IRR is 34% and the NPV is as follows:

•	$1,607 million at an 8% discount rate
•	$1,271 million at a 10% discount rate

Budget to Complete a Feasibility Study

The Company has incurred approximately $45 million on the feasibility study (“FS”) and is expected to incur approximately $19 million in fiscal 2013 to complete the FS.

Markets

After three years of strong growth and high prices in response to rising demand from Asia, markets for mineral commodities have weakened with the slowdown in the global economy over the past year. REE markets have weakened in the last few months as China has slowed down its growth rate and the global economic picture became more uncertain. The housing crisis in the United States, the economic crisis in Southern Europe and the tsunami in Japan have all contributed to this trend. Despite this outlook, demand for products containing rare earths in applications created by new technological advances particularly in the automotive, electronics and alternative energy fields and in more traditional applications still show potential for growth albeit at a reduced rate in the short term.

The market for rare earths products is small, and public pricing information, forecasts, and refining terms are difficult to obtain. Avalon has collected historical price information, supply/demand analysis, and forecasts for the future. The sources of price information include the websites of Metal-PagesTM and Asian Metal, reports by BCC Research and Roskill, a CIBC World Markets (“CIBC”) March 2011 forecast, verbal communication with a metal trader in the Japanese market, and private reports to Avalon by an external consultant.

In RPA’s opinion, CIBC’s forecast dated March 6, 2011 (Table 1-9 of the Technical Report) was reasonable for use in the 2011 estimation of Mineral Reserves. Avalon continued to use the March 6, 2011 CIBC price forecast until November 21, 2012 when it reduced the prices for 3 elements (Ce to US$ 6.23/kg, La to US$ 8.75/kg and Sm to US$ 6.75/kg). All forecasted prices except Y remain below current market prices.

Rare Earth Supply

Rare earths are found in more than 200 minerals, of which about a third contain significant concentrations. Only a handful, however, have potential commercial interest. The most important source minerals are carbonates (bastnaesite) and the phosphates (apatite, monazite and xenotime) typically found in alkaline rocks, notably carbonates. Rare earths also occur in a broad range of silicate and oxide minerals in peralkaline granitic rocks and in low concentrations in certain clay deposits known as “ionic clays”.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

By far the most important current REE sources are the Bayan Obo iron rare earth deposits near Baotou, Inner Mongolia, the bastnaesite deposits in Sichuan, China and the ionic clay deposits in southern China. China is the dominant source of all rare earth oxides, accounting for some 95% of world production. LREE’s are primarily produced in northern China (Inner Mongolia) and south-western China (Sichuan). The HREE’s are primarily produced in southern China (Guangdong), from ionic clay deposits.

In 2010 China announced a reduction of 40% in its export quota for rare earths. This action, coupled with limits on foreign ownership, elimination of new mining permits, export taxes, elimination of VAT refunds on exports, consolidation in the industry by major state-owned companies, and attempts to eliminate illegal mining prompted a significant increase in rare earth prices, and a serious search by consumers for alternative rare earth supplies outside China.

Two major projects (one in Australia and one in the US) should be in production in 2012-2013 and both will produce over 97% light rare earths. Avalon’s project will produce over 25% heavy rare earths which will continue to grow in demand for magnet and lighting applications, amongst others, while China is expected not to increase supplies of heavies and may deplete its reserves in 10-15 years.

IMCOA is an internationally recognized analyst of supply and demand for rare earths. IMCOA believes that the world outside of China (the “Rest of the World”) needs to produce significant quantities of rare earths to meet future demand. IMCOA and other industry commentators suggest that 2-3 large heavy rare earth projects are required between now and 2020 to meet growing global demand. Avalon is regarded as the most advanced and largest development-stage heavy rare earth project in the Rest of the World capable of coming on stream during this time frame.

Rare Earth Demand

According to IMCOA, rare earths will be over-supplied as a whole in 2016 in the Rest of the World, however there will be a shortage of heavy rare earths which will be a significant advantage for Avalon.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Year	China Demand	Rest of the World Demand	China Supply	Rest of the World Supply

2016	104,000	56,000	135,000	60,000

With respect to alternatives to the individual rare earth elements themselves, the high prices experienced in 2010 and 2011 have brought about the three Rs (re-use, reduce, replace) which is normal market behaviour in the face of higher prices and reduced supplies. Demand has been reduced or eliminated for certain applications (i.e. cerium for polishing powders), however rare earths tend to be used in small quantities within finished products and are quite demand inelastic. In the largest single application for rare earths, magnets, (23% of worldwide consumption of REE goes into magnets) no other magnet is as effective for motors and generators as Nd-Fe-Bo and therefore it is possible that demand has been slowed down by the higher recent prices as manufacturers switch to lower cost alternatives such as traditional ferrite magnets. However, with added production capacity from non-Chinese sources such as Avalon, demand is expected to recover and continue its double digit annual growth.

Avalon has been in contact with large auto manufacturers, lighting companies, FCC catalyst manufacturers, chemical producers, wind turbine manufacturers, industrial conglomerates, rare earth processors, magnet makers and is in discussion with several of these companies for off-take contracts. The Company has entered into non-disclosure agreements with most of these companies, and under the terms of those agreements the identities of the companies must be kept confidential.

Marketing Conclusions

RPA noted that the rare earth prices used in the Updated PFS were well below prices prevalent in July, 2011. The prices are based on independent, third-party forecasts for 2015, based on supply and demand projections from 2011 to 2015. In RPA’s opinion, these long-term price forecasts were a reasonable basis for estimation of Mineral Reserves, and were considerably more conservative than prices used by other rare earths companies whose projects are at an earlier stage of development. Avalon has reduced prices for 3 elements in its price forecast (Ce, La and Sm) as of November 21, 2012.

Exploration and Development

Recommendations and Conclusions from the Technical Report

RPA identified many conclusions and recommendations to further enhance the Nechalacho Project for the feasibility study stage and add to the mineral resources on the Thor Lake property. Additional work by Avalon and third party consultants/contractors will be ongoing to develop a feasibility level technical report upon which to obtain financing for eventual construction and start-up of operations. Additional opportunities identified by RPA for the next phases of the Nechalacho Project included the following (the bulk of which recommendations have been acted on):

•	NMR values in the block model should be updated to use Updated PFS price inputs. Cut-off NMR value should be updated to equal Updated PFS operating cost. RPA expects that the effect would be to add lower-grade mineralization to the resource total.

•	Review of the stoping sequence and stoping plans to determine whether further increases in the feed grades in the early years are obtainable.

•	Carry out additional paste fill design and testwork to determine the suitability of the tailings and to estimate the quantity of paste fill which can be generated from the tailings stream.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

•	Incorporate additional Indicated (and Measured) Resources into the mine plan as they become available.

•	Investigate higher production rate scenarios.

•	Optimization of mass pull (affecting concentrate handling costs) vs. recovery (affecting revenue) for the concentrator should be carried out at the feasibility stage.

•	Perform a pilot plant demonstration of the flotation process.

•	Continue testwork to optimize the mineral cracking process, to fully define the process for the recovery of values from the flotation concentrate and run a pilot plant demonstration of the process.

•	Conduct a trade-off study for site location of the hydrometallurgical plant due to the Nechalacho Project incurring an economic disadvantage by assuming a northern location for the hydrometallurgical plant.

•	Review availability of grid power for both site locations as the Nechalacho Project is advanced.

•	Continue the permitting process for the Nechalacho Project.

•	Review the marketing considerations as they apply to the Nechalacho Project, with particular attention to the currently volatile rare earths prices.

Current Work and Future Plans

Avalon continues its development of the FS, which is currently targeted for completion of this report by the second quarter of calendar 2013. The following elements outline progress to date:

•	Environmental Baseline work is completed at Nechalacho and Pine Point;
•	Nechalacho underground mine plan and development schedule complete utilizing updated resource model;
•	Feasibility study work for the Nechalacho Flotation Plant is nearly completed;
•	Feasibility study work for the Nechalacho Tailings Facility is complete;
•	Feasibility study work for the Nechalacho Paste Backfill Plant is complete;
•	Nechalacho Capex and Opex is nearly completed;
•	Design criteria is finalized for the Pine Point (Hydrometallurgical (Acid Bake)) plant and incorporation of revised data into the feasibility study has begun;
•	Feasibility study work on the Separation Plant and supporting infrastructure proposed for Geismar, Louisiana is advancing steadily; and
•	Preliminary Capex and Opex estimates are being generated for both the Hydrometallurgical and Separation Plants and supporting infrastructure.

Finalizing metallurgical process flowsheets for the feasibility study plant design work remains a top priority for the Company. Several pilot plant campaigns have been successfully conducted as the Company continues to up-date and optimise the metallurgical flowsheets designed for the Flotation and Hydrometallurgical Plants planned for the Northwest Territories.

The piloting testwork for the REE Separation Plant and supporting infrastructure has been awarded to a consulting firm and up-front bench-work has commenced. During this program it is anticipated that a number of refinements to the Updated PFS separation circuit will be tested and proven.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Nechalacho Project Schedule - Risks and Mitigations

The Company is working towards completion of the FS by the second quarter of calendar 2013. Subject to timely completion of the FS, successful arrangement of project financing and receipt of required permits, commencement of early works construction for the Nechalacho mine site is planned to commence toward the end of second quarter in calendar 2013, with mine construction commencing in the second quarter of calendar 2014. The target date for production start-up remains late 2016 with initial product sales anticipated for 2017. Securing timely financing for site infrastructure costs and long-lead-time equipment items could impact these dates.

The Company believes that timely completion of the metallurgical pilot plant programs is the most significant risk factor for additional delays to the FS schedule. This is partly due to capacity issues with service providers as well as the potential for unanticipated results necessitating changes in the process flowsheet design. The recent successful completion of flotation and hydrometallurgical pilot plant trials has significantly reduced this risk, although the Separation Plant flow sheet remains to be piloted. Further, removing the caustic cracking process from the development model has completely removed the risk associated with this technically challenging process.

Additional risk mitigation steps being taken, with respect to metallurgy include having Company representatives attend at the metallurgical laboratories on a regular and frequent basis, and a senior chemical engineering consultant who leads the program. During the Quarter, the Company also hired a new Senior Vice President of Metallurgy with direct experience in the processes being developed for the Nechalacho ore; he has overall responsibility for the metallurgical process development program.

Timely receipt of all required operating permits is a risk factor for the construction schedule and remains so due to the relatively slow advancement of the EA process. This risk has been at least partly mitigated by the lack of significant environmental impacts associated with the development plan and the lack of local community opposition. Timely response by MVEIRB to the Company’s submissions is important if the Company is to maintain its project development timelines. The Company is working co-operatively with the regulators and government to avoid unnecessary delays.

Finally, timely availability of Project financing is probably the most significant risk factor, given the current global economic environment. The Company is working to mitigate this risk by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals, or other strategic partners.

To help manage technical risk the Company maintains an independent Technical Advisory Committee (“TAC”) that meets quarterly to review progress on technical work related to Nechalacho Project and provide advice to the Company’s senior management. The TAC is chaired by a member of the Company’s management team and one member of the board of directors with operations experience acts as a committee member.

4.3.	Other Properties and Assets

In addition to the Nechalacho Project, the Company owns six other rare metals and minerals properties, five of which are active (Separation Rapids, Warren Township, East Kemptville, Miramichi Tin and Spor Mountain). The Company’s other assets are an early stage tantalum cesium prospect called Lilypad Lakes and royalty interests in two development projects which are not in production.

Unless otherwise stated, the technical information contained in this section of the AIF in respect of other properties and assets of the Company has been reviewed and approved by Dr. William Mercer, P.Geo., Vice-President, Exploration who is a qualified person for the purposes of NI 43-101. See “Interests of Experts”.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

4.3.1.	The Separation Rapids Project

The Separation Rapids property is host to one of the largest rare metal pegmatite deposits in the world. Known as the “Big Whopper Pegmatite” (“BWP”), it is only the fourth example in the world of a rare metal pegmatite with the size required to be of major economic importance and only the second to be enriched in the rare lithium mineral petalite. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials. There is also potential for production of tantalum and rubidium minerals and a pure form of sodium feldspar.

The Separation Rapids property consists of five mineral claims and one mining lease covering a combined area of approximately 1,455 hectares (3,600 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of 421.44 hectares over the area of the Big Whopper deposit and adjacent lands that may be used for mine development infrastructure. The original vendors retained a 2.0% “NSR” interest in the property, which was acquired in 2012 by a wholly owned subsidiary of the Company for $220,000.

The Separation Rapids property is situated approximately 70 kilometres by road north of Kenora, Ontario and is directly accessible via a newly constructed private road. The main line of the Canadian National Railway passes through the village of Redditt, just 50 kilometres by road south of the Separation Rapids property. The property lies within the traditional land use area of the Wabaseemoong Independent Nations of Whitedog, Ontario (“Wabaseemoong”), an aboriginal community located approximately 35 kilometres southwest of the property and is the closest community to the project site.

Water for mineral processing and other needs is available in abundance in the project area. The closest hydroelectric power generating station is located at Whitedog Falls. The transmission line comes within 30 kilometres of the Separation Rapids property.

Topography, Climate and Vegetation

The Separation Rapids area is typical of much of northwestern Ontario and the Canadian Shield. The property is relatively flat with an average elevation of approximately 350 metres above sea level. Local topographic relief is limited to about 50 metres. Outcrop exposure is in general less than 40% in the project area, but the area containing the BWP has been stripped of ground cover or trenched. The remainder of the property is covered by thin glacial till deposits and soils, local swamps and marshes and river bottom sediments.

The project area is covered by boreal forest with the dominant species being Jackpine and Black Spruce. Willow shrubs and grasses dominate the low marshy areas and the shoreline of the English River. The local forest is largely non-merchantable timber due to the extensive amount “blowdown” from a major windstorm that occurred about seventeen years ago.

The climate is typical of Canada’s mid-latitudes. Winters are cold and long, stretching from late October to mid-May with extremes in winter of below -40°C, not including wind chill. The spring-summer-fall periods are comparatively short and summer temperatures are typically warm.

Project History

Since acquiring the property in October 1996, Avalon has expended approximately $5.0 million on exploration and development work primarily focused on the lithium minerals potential. This involved geological mapping, trenching, ground magnetic surveys, mineralogical studies and diamond drilling totalling 10,152 metres in 69 holes. This work culminated in 1999 with the completion of a comprehensive PFS on the viability of producing petalite with by-product feldspars, by independent consultant Micon International Inc. (“Micon”). The business model involved production of high purity concentrates of petalite for sale to glass-ceramics manufacturers such as Corning for use in its famous Corningware® cookware. The Company was unsuccessful in advancing the project on this basis following the shutdown of Corningware’s US manufacturing facility in 2001.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

In 2000 and 2001, during a period of increased demand for tantalum, the Company completed follow-up work including additional exploration drilling and metallurgical test work for tantalum, follow-up market studies and a plant design study to provide more detailed capital and operating cost estimates for both the pilot scale and full scale ore processing facilities. However, the tantalum grades in the deposit did not justify development as a tantalum producer on a stand-alone basis, particularly once demand and prices for tantalum began to fall in 2002, and these expenditures were subsequently written off.

In 2002 and 2003, Avalon completed a Scoping Study to evaluate an alternative development concept for the project which involved producing a diluted petalite product called “high-lithium feldspar”. The concept was based on application of a simple dry processing technique to remove the iron and tantalum-bearing minerals by magnetic separation and aggregating the feldspar and quartz with the petalite into a material to be marketed as a low cost, lithium-enriched glass sand. Subsequent process test work on a six tonne bulk sample and crucible melt studies demonstrated that an acceptable quality product could be produced which would have the advantage of lowering the melting temperature of the glass batch, thereby reducing the manufacturers’ energy costs and emissions of greenhouse gases. However, development was frustrated by the requirement for large volume test samples and the lack of suitably equipped custom milling facilities available to produce such a sample.

In 2005, a potential new market for the petalite ore was identified as an ingredient in a new non-combustible composite material with various potential construction applications. The untreated crushed petalite ore could be used directly in the manufacturing process for this material, creating an interesting development opportunity for Avalon. In 2006, a 300 tonne bulk sample of the ore was extracted and crushed for delivery to the customer for its own product development purposes. Deliveries of this material began in early 2007 but have since been discontinued, while the customer, a development stage company, attempted to raise additional capital. No definitive timeline for resumption of shipments has been determined.

With increasing energy prices and concerns about climate change related to greenhouse gas emissions, interest in lithium additions to glass formulations is increasing, creating new opportunities for lithium minerals producers. The Company is continuing to investigate these opportunities through an on-going marketing campaign and periodically produces small test samples for laboratory evaluation by potential customers.

In 2011, the Company received an expression of interest from an industrial minerals company in processing and evaluating a bulk sample of the petalite ore for possible application in glass and ceramics applications. The Company had approximately 250 tonnes of crushed ore available that was collected in 2005 and stored in “big bags” at an outdoor site near Kenora. Following a program to recover and repackage this material, approximately 80 tonnes of this material were shipped in October 2011 to this company for processing and evaluation. As at the date of this AIF, no results from the evaluation of the sample had yet been communicated to the Company after the industrial minerals company lost interest in pursuing a business transaction. Since then, the only activities on the Separation Rapids project have been periodic update meetings with Wabaseemoong and periodic work on the permitting process under the Mining Act (Ontario) in order to be ready to resume operations at the site when a market opportunity is confirmed.

Geology and Resources

The Archean-aged BWP belongs to the petalite sub-type, complex-type class of rare metal pegmatites. The complex-type pegmatites are geochemically the most highly evolved in the spectrum of granitic pegmatites and petalite-bearing pegmatites comprise only 2% of the known complex-type pegmatites.

Complex-type pegmatites are found in many areas of the world and are economically important as resources for the rare metals, including lithium, tantalum, cesium and rubidium. Except for the producing Tanco (Manitoba), Bikita (Zimbabwe) and Greenbushes (Western Australia) mines, most complex-type pegmatites are too small to be profitably mined. While comparable in size, the BWP exhibits some significant differences from the norm in its structural setting, preservation of magmatic zonation and overall crystal size. Unlike Tanco and Bikita, which are shallowly dipping, undeformed zoned intrusions, and Greenbushes, which is an approximately 45°-dipping, zoned pegmatite, the BWP is subvertically-dipping, complexly folded, and strongly foliated, with a smaller average grain size.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The geological mapping and diamond drilling work done by Avalon have delineated the Big Whopper pegmatite system over a strike length exceeding 1.5 kilometres, with widths ranging from 10 metres to 80 metres and to a vertical depth of close to 300 metres, where it remains open. It consists of a vertically oriented massive petalite pegmatite dyke striking 280º, hosted by metamorphosed mafic volcanic rocks (amphibolite) and flanked by a swarm of narrower albite and petalite dykes. These have all undergone intense deformation in a high strain zone resulting in folding, boudinage, and shearing.

The 1997/1998 drilling program delineated an indicated petalite resource of 8.9 million tonnes and an inferred petalite resource of 2.7 million tonnes both grading 1.34% lithium oxide (Li2O), 0.007% tantalum oxide (Ta2O5) and 0.30% rubidium oxide (Rb2O). These resources are delineated over a strike length of 600 metres, to a maximum vertical depth of 250 metres and remain open for expansion both to depth and along strike. The lithium and rubidium grades are consistent with a petalite content averaging 25±5% and an Rb-K-feldspar content averaging 10% to 15%, with the rest of the rock consisting mainly of albite, muscovite, lepidolite, and quartz. Important accessory minerals include spodumene, spessartine, cassiterite, and columbite-tantalite, the principal ore mineral for tantalum.

The mineralized zone is well exposed at surface in a low dome-shaped hill, where it averages 55 metres in width over a 400 metre strike length. This part of the deposit will be readily amenable to mining by low-cost quarrying methods. A conceptual open pit designed for the PFS by Micon contains a probable reserve of 7.72 million tonnes grading 1.4% lithium oxide (Li2O), (NI 43-101 audited) which is the reserve used for present planning purposes.

Marketing

BWP is unusual in its enrichment in petalite as the dominant lithium mineral in the ore and in the degree of structural deformation that it has undergone. This resulted in homogenization of the original mineralogical zoning characteristics of the pegmatite into a relatively uniform chemical composition, a circumstance that appears to be unique in the world. Under the original development scenario, this characteristic presented a challenge in processing the ore to produce a high quality petalite concentrate, a challenge that was eventually overcome with the development of an efficient froth flotation process at a third party testing facility.

The high-lithium feldspar (“HLF”) development concept took advantage of the inherent homogeneity of the ore to produce a blended product using a low cost dry milling process and potential markets for this potential product are still being investigated. The project is well-situated in terms of proximity to a major railway lines providing ready access into the main target markets in the glass and ceramics industry which are located in the midwestern and southwestern United States. The Company continues to monitor markets and new developments in the glass and ceramics industry with a view to identifying potential new interest in either the pure petalite or HLF products.

Environmental and Permitting

The project benefits from a lack of environmental issues due to the fact that the ore is environmentally benign, containing no toxic, radioactive or acid-generating minerals. Avalon completed environmental baseline studies in the project area in 1999, ensuring that local environmental sensitivities were identified at an early stage. This study was updated in 2006 and 2007.

Recent bulk sampling and site development work was done under an Advanced Exploration permit originally granted by the Ministry of Northern Development and Mines in 2000 and re-activated in 2006.

Avalon has been proactive in establishing a dialogue with the First Nations of the area, and in August 1999 signed a Memorandum of Understanding with Wabaseemoong to address community concerns regarding new resource development in their traditional land use area, access to employment opportunities and other benefits. Avalon fully intends to develop the project in co-operation with Wabaseemoong and continues to keep the community leadership well-informed on new developments.

Avalon Rare Metals Inc.	Page 37

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

On October 1, 2009, the Company acquired a mining lease over the Big Whopper petalite deposit and all neighbouring lands that may be needed for development work. The lease covers an area of 400.181 hectares and has a term of 21 years. Annual rental costs total $1,264.

In 2011, following receipt of the new expression interest from a potential new development partner, the Company, re-started the permitting process under the Mining Act (Ontario) in order to be ready to resume operations at the site. Initial work involves preparation and filing of a detailed Project Description Report which has been suspended pending a renewal of customer interest.

Current Work and Future Plans

The Company has suspended its work on the permitting process under the Mining Act (Ontario) until a market opportunity is confirmed. At the appropriate time, this work will be done under the direction of the Company’s external mineral tenure consultant.

4.3.2.	The Warren Township Anorthosite Project

Project Background

The Warren Township calcium feldspar project is an advanced mineral development opportunity located near the Village of Foleyet, 100 kilometres west of Timmins, Ontario.  The project consists of three mining claims totalling 728.43 hectares staked by Avalon in 2002, that are 100% owned by the Company.  The three claims cover a portion of the Shawmere Anorthosite Complex hosting a large (non NI 43-101 compliant) historic resource of a high purity anorthosite consisting of up to 98% high calcium plagioclase feldspar.

Anorthosite is an unusual mafic igneous intrusive rock consisting of greater than 90% plagioclase feldspar. Previous work has demonstrated that this material can be processed to produce a high quality calcium feldspar raw material for the manufacture of reinforcing glass fibre and other industrial products such as mineral fillers.  The location of the property near both road and rail transportation infrastructure and its proximity to markets in southern Ontario and the northeastern United States offers the potential for development of a low-cost, highly profitable industrial minerals operation.

Topography, Climate and Vegetation

The project site is typical of much of northeastern Ontario and the Canadian Shield. The property is relatively flat, with the anorthosite outcrops on the property forming local topographic highs. The average elevation on the property is approximately 390 metres above sea level. Local topographic relief is in the order of 20 to 30 metres. Within the claim boundary, outcrop exposure is approximately 40%, with the area of immediate mining potential being approximately 80% exposed. The Carty-Warren road overlies the centre of the deposit area. Thin glacial deposits and soils, with some swampy areas cover the remainder of the property.

The project area comprises part of an active forest concession and was logged over in 1989 through 1990. Re-planting has been minimal, with natural regeneration being the reforestation method of choice and scrub alder now predominates. Cedars are present in the low-lying swampy areas.

The climate in the claim area is typical of the Timmins-Chapleau area. Winters are cold with high snowfall. Summers can be hot with limited rain. In general, snowfall in the region increases toward Chapleau, while winds tend to be higher toward Timmins. Overall, the climatic conditions are approximately midway between those recorded for Chapleau and those for Timmins.

Avalon Rare Metals Inc.	Page 38

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Previous Work

The Warren Township project was previously owned by Purechem Limited (“Purechem”), a private company that spent over $200,000 from 1993 to 2001 evaluating the property first as a potential producer of aluminum chemicals and later as a producer of high purity calcium feldspar. This involved geological mapping, trenching, market development and percussion drilling to define mineral resources. Purechem’s consultants prepared a resource estimate which reported 506,208 tonnes of measured resources and 351,796 tonnes of indicated resources in two separate areas. The resource estimate was completed in 1994 and published in an assessment report prepared on behalf of Avalon dated October 5, 2007. The resources were based on an assumption of two mine benches each of 10 metres height and between 10% and 20% dilution. However, these resources have not been audited for compliance with current resource reporting standards under NI 43-101 and therefore should not be relied upon. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources. In order to verify or upgrade the resources to current NI 43-101 standards, a qualified person would be required to review all the historic data and the QAQC procedures and confirmatory drill may be required.

Purechem was successful in identifying a major potential customer for the calcium feldspar product in southern Ontario and completed a positive PFS for the development of the project on this basis. The calcium feldspar is well suited as a raw material for the textile glass reinforcement product made at this facility and would replace high cost kaolin and high purity limestone presently imported from the United States.

Purechem’s potential customer had indicated a willingness to purchase a minimum of 12,000 tonnes per year of the product subject to the successful completion of an in-plant evaluation of a 320 tonne bulk sample of the product.  However, due to weak equity markets, Purechem was unable to secure the estimated $250,000 in new financing required to extract, process and deliver the bulk sample, and was forced to abandon the project in 2002.

2004 Work Program

In 2004, an $80,000 work program was carried out on the Warren Township property involving the collection and processing of a 10 tonne bulk sample to produce test quantities of the calcium product for two potential customers, one in the glass industry and the other in the paper industry. The Company also completed engineering work to design a pilot plant and work program for carrying out a larger scale bulk sampling program. The bulk sampling program did not proceed after the glass industry customer concluded that the soda level in the product exceeded their limit.

The second potential customer, a specialty paper producer, considering the product for a filler application, indicated that it required a larger test sample to complete its evaluation of the material. Cost efficient production and delivery of this sample was contingent upon also receiving an order for a large scale bulk sample from the glass customer and consequently the Company put the project on hold in 2005.

2006 to 2008 Bulk Sample Work Program

Early in 2006, the Company received a new expression of interest for the calcium feldspar product from another potential customer in the glass industry. A small test sample was evaluated by the customer and its chemical specifications were deemed acceptable. Subsequently, a long term price for the material was negotiated and the Company began to investigate alternatives for preparation and delivery of a large scale product sample for a full scale furnace trial at one of the customer’s plants in the United States. The process flowsheet is a relatively simple one involving dry grinding and magnetic removal of the very small amounts of contained ferro-magnesian minerals from the ore.

In late 2006, a suitable toll milling facility was identified in southern Alberta and, after entering into a formal agreement with the customer, arrangements were made for extracting up to 1,000 tonnes of material for processing and delivery to the toll milling facility in early 2007. This work was completed over a nine month period from February to October 2007. The program cost including sample extraction, shipping, processing and supervision was budgeted at $500,000 but, due to operational inefficiencies, ended up costing $850,000 net of cost recoveries from the customer.

Avalon Rare Metals Inc.	Page 39

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The bulk sample program was successful in delivering a 417 tonne product sample to the customer, a major North American glass manufacturer. The material was used in a furnace trial to evaluate its performance as an alternative raw material for certain fiberglass applications offering potential product quality, cost and environmental benefits including reduction of furnace greenhouse gas emissions. The tests confirmed that substituting anorthosite into the batch formula, whereby it partially or fully replaced the requirement for two other feedstock, reduced energy demand by at least 10% and significantly reduced greenhouse gas emissions. The principles upon which these results were achieved were basically three-fold: the new formulation lowered the melting point of the combined batch feeds, the anorthosite has less contained moisture content so that it doesn’t require energy to boil it off, and anorthosite does not contain any carbonates (as do some of the other batch feeds) thereby reducing the production of carbon dioxide (CO2) products.

Recent Work and Future Plans

The Company’s work on obtaining a quarry permit for the Warren Township project has included community consultation work in the Foleyet area and with First Nations in the Chapleau area. A Memorandum of Understanding (“MOU”) with the Chapleau Cree First Nation was finalized during 2009. The substance of the MOU was disclosed in a press release dated February 26, 2009.

In 2011, the Company received an expression of interest in the calcium feldspar product from an industrial minerals company. In August 2011 approximately 35 tonnes of material that had been stored in a warehouse in Foleyet, Ontario was packaged and shipped to the industrial minerals company. The results of the bulk sample evaluation were communicated to the Company in December 2011 and despite a favourable overall assessment of the market potential of the calcium feldspar product, the industrial minerals company elected not to proceed with a business proposal.

In March 2012 another prospective customer for the Warren Township anorthosite product was provided with costs to deliver this product to their plants. Their reaction was that the price was too high and they maintain their interest but require a lower delivered cost. Avalon is working to find alternatives to satisfy this potential customer.

In June 2012 Avalon received a permit under the Aggregate Resources Act (Ontario) to operate a quarry at Warren Township on 240 hectares of land. This permit is effective June 12, 2012. Subsequent to the end of the Quarter, the Company applied for a Mining Lease under the Mining Act (Ontario) covering the Warren Township claims to further secure its mineral tenure in anticipation of site development. All requirements have been met and it is anticipated that the Mining Lease with be issued before the end of 2012.

4.3.3.	East Kemptville Project

Location, Ownership, Climate and Topography

The 100% owned East Kemptville tin–indium (copper-zinc) project is located approximately 45 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine. Highway #203 which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east passes a short distance to the northwest of the exploration licences.

The property consists of eight contiguous exploration licences and a special exploration licence (the “Special Licence”) comprising 12,520 acres and 880 acres respectively. Since 2006 various exploration licenses have been staked to cover potential regional exploration targets identified in the Company’s compilation efforts. In June 2006, the Company was granted the Special Licence to search and prospect for all minerals except for coal, salt, potash and uranium within 22 claims totalling approximately 880 acres. In order to keep the licence in good standing, the Company was required to incur a total of $2,250,000 in exploration expenditures by August 1, 2011. On November 14, 2012, the Government of the Province of Nova Scotia announced the extension of the Special Licence, which will now have a term expiring on September 30, 2014 by which time the Company must complete its expenditure obligations.

Avalon Rare Metals Inc.	Page 40

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Surface rights related to the Special Licence are held by the Crown and Rio Algom Ltd. (“Rio”), a subsidiary of BHP Billiton. Rio is continuing to conduct environmental remediation work at the mine site. Access to the site will have to be negotiated with Rio. Access to the Company’s exploration licences for non-intrusive exploration work is covered through a basic Crown Access permit and from verbal agreements with private landowners as required in the normal course of exploration.

The project area is flat-lying, poorly-drained terrain with extensive glacial till cover and very limited bedrock exposure. There are numerous small wetlands, creeks and ponds and consequently, limited agricultural development. Vegetation is mixed coniferous deciduous. Climate is temperate and typically maritime with high humidity characterized by frequent precipitation and fog.

Project Background

The Company was attracted to the East Kemptville area because of its potential to host resources of indium, a rare metal now in high demand due to its use in thin film coatings in flat screen TVs, computer monitors and solar energy panels. Indium prices reached a high of US$1,060/kg in 2005 and it is currently trading over the past quarter in the range of US$500 to US$600/kg. Primary indium supplies are presently constrained as the metal is only produced as a by-product of the smelting of zinc concentrates. One of the few known geological environments where indium is enriched is in greisen-type tin-zinc-copper deposits such as that which was historically mined (primarily for tin) at East Kemptville.

The East Kemptville tin deposit was discovered in 1979 by Shell Canada Resources and later brought to production in 1985 by Rio as an open pit mine with a 10,000 tonnes per day milling operation. Initial resources were reported at 56 million tonnes grading 0.165% tin (Sn). The operation struggled to survive, first due to poor tin recoveries and later due to declining tin prices which fell from around US$6/lb in 1985 to $1.85/lb in 1991 following the collapse of the international tin cartel. Operations were shut down in 1992 and the mill was subsequently disassembled and removed from the site. Tin prices quoted on the London Metal Exchange (“LME”) currently exceed US$9/lb.

The East Kemptville tin deposit occurs in the contact zone of the Devonian age Davis Lake granitic intrusion which is a phase of the regional South Mountain granite batholith. Tin mineralization is contained in cassiterite associated with sphalerite, chalcopyrite and pyrrhotite in quartz-topaz greisen zones. Numerous other similar tin occurrences occur in the region both in the Davis Lake pluton and in altered zones in the neighbouring clastic sedimentary rocks of the Ordovician Meguma group.

Little direct evidence of indium enrichment in the mineralized zones at East Kemptville existed until 2005 when the Company undertook analytical work specifically for indium on drill cores archived at the Nova Scotia Department of Natural Resources (“NSDNR”) core library. This work revealed the presence of highly anomalous indium (In) values of up to 120 ppm indium associated with disseminated zinc mineralization from the Baby Zone and a mineralized tin greisen located peripheral to the main tin deposit. Anomalous levels of other rare metals such as tungsten, gallium and germanium were also detected in the Baby Zone samples. The Special License covers the Baby Zone area as well as potential new zones or extensions to the southwest.

The Baby Zone has been described by NSDNR geologists as a relatively high-grade tin satellite deposit that was developed and mined for a brief period shortly before the operation closed in 1992. Historical resources in this deposit were not separately reported although the tin grade was apparently higher than the 0.206% tin average grade for the collective resource estimate that was in the public domain at the time of mine closure (42 million tonnes at 0.17% tin (Sn), 0.19% zinc (Zn) and 0.07% copper (Cu), not audited for compliance with reporting standards under NI 43-101 and therefore are not to be relied upon). A qualified person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources. It has also been reported anecdotally that the copper-zinc sulphide content in the Baby Zone deposit was higher than what was typical of the Main Zone tin deposit, which is significant with respect to its potential for hosting high concentrations of indium.

Avalon Rare Metals Inc.	Page 41

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Recent Work

In 2006, Avalon initiated a detailed compilation of historical exploration and operational data for the project area in order to fully evaluate the project for its tin, base metals and rare metals potential. This work was supplemented with re-logging, assaying and mineralogical studies of existing drill cores from the Baby and Main Zones that were archived at the NSDNR core storage facility.

Analytical results from the re-sampling work to date confirm the levels of tin, zinc and copper previously reported by the former explorers and operators. Indium results from sampling of several historic holes through the Baby Zone returned individual sample highs up to 57 ppm indium over 1.50 metres and averaged 13 ppm indium for all the samples taken in the Baby Zone drill holes. More recent analyses received during 2008 returned an anomalous indium intercept averaging 41 ppm indium over a drill core thickness of 15.0 metres immediately beneath the Main Pit at East Kemptville. This intercept was also associated with significant tin (average of 0.66% tin (Sn)) and zinc (average of 0.65% zinc (Zn)) mineralization.

Indium values have been found to correlate strongly with zinc in all holes, an association that has been noted in many other similar mineral deposits, where typically the indium is contained in sphalerite and therefore reports to a zinc concentrate. No primary indium minerals have been noted to date in the mineralogical work carried out by an external geotechnical consulting firm and recent analytical has since confirmed that the indium is indeed contained in sphalerite.

A desktop study was carried out in summer 2008 as described below on the information available at that time to confirm favourable project economics. This work was carried out by an independent consultant and concluded that the project did warrant further work. Sufficient compilation work and additional analytical work has now been completed to begin work on a new NI 43-101 compliant resource estimate for the historical tin resources at East Kemptville and a PEA to be prepared.

Completion of this report is on hold pending the execution of a $540,000 work program on the Special Licence, involving sampling and confirmation drilling on the historical tin resource, to meet the requirements of NI 43-101. Accordingly, a work program proposal was submitted in December 2009 to the government of Nova Scotia and Rio, the holder of surface tenure at the East Kemptville mine site, to access the site to carry out sampling on the site in connection with the PEA. Avalon has requested permission from Rio to proceed with this work which has not yet been received pending completion and approval of a comprehensive risk assessment requested by Rio. The requested risk assessment has been produced and submitted, but has not been acted upon pending re-issuance of the Special Licence. With the re-issued Special Licence now in hand, the Company anticipates that the approval process will be completed in early 2013 to allow the required work program to proceed and finally complete the delayed PEA.

Preliminary metallurgical studies were completed in 2009 on a composite sample from drill core rejects, which will form the basis of the process flowsheet for a PEA. Results have demonstrated considerable improvement in tin recoveries compared to that achieved while the mine was in production. In particular, the application of new gravity separation technology such as the Falcon ™ concentrator has resulted in a projected tin recovery rate of 88% compared to historical recovery rates of just 40% to 75% which the Company believes will favourably impact on project economics.

Avalon Rare Metals Inc.	Page 42

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

2008 Desktop Economic Study

In the spring of 2008, the Company contracted an Australian consulting group with expertise in tin markets to prepare an analysis of the global tin market. This study concludes that demand for tin from the electronics industry, where it is used in solders in increased amounts to replace lead due to lead toxicity issues, will continue to strengthen while supplies are increasingly constrained due to the lack of new production and declining stockpiles. As a consequence of these factors, it was forecasted that tin prices could reach US$30,000/tonne (US$13.60/lb) over the next two years until new supply sources emerge. The global economic recession in late 2008 resulted in a sharp drop in tin prices but longer term, it was forecasted that prices should stabilize between US$15,000 to US$20,000/tonne (US$6.80 and US$9.00/lb). In 2008, when the study was being prepared, tin prices on the LME were quoted at around US$15,000/tonne (US$7.00/lb). Tin prices currently quoted on the LME exceed US$9/lb.

In July 2008, an independent consultant used the market data in this study to produce a “Desktop” economic study for the Company of the tin-copper-zinc production potential at East Kemptville, prior to initiating the proposed PEA. A new market study will be undertaken in 2013 for use in the PEA

The Desktop study made use of historic resource estimates produced by East Kemptville mine staff prior to closure in 1992. These resources have not been audited for compliance with NI 43-101 and therefore the details of the study have not been disclosed. However, it was concluded from the study that at recent tin prices, the economics of the project are attractive and that the Company is justified in proceeding with the preparation of a new NI 43-101 resource estimate and a PEA.

No work was been carried out on the property in 2011 or 2012 due to surface access issues.

Regional Work: Ike’s Ridge Property

During 2008, the Company staked additional claims located peripheral to the East Kemptville Special License to cover other polymetallic tin-rare metal targets identified from regional compilation work. These claims were amalgamated with the other exploration licenses adjacent to the Special License and are now collectively referred to as the Ike’s Ridge property, which now covers an area of 12,520 acres.

Exploration work consisting of basic field mapping, prospecting, magnetic surveys and soil geochemistry (MMI and regular B-horizon sample media) was carried out on several target areas identified on the Ike’s Ridge project in August, September and October 2008. Geochemical sampling was carried out in an effort to screen targets defined through re-processing of airborne magnetic data completed by Abitibi Geophysics in June 2008. Preliminary results from the geochemical work are encouraging and several of the target areas now require trenching or drilling to determine their significance.

A $500,000 grass roots exploration program including diamond drilling was carried out in 2010 to test targets for additional tin / rare metal resources on the Ike’s Ridge property. Three promising target areas, Gardners Meadow, Ike’s Ridge and the Northeast Extension Area were identified from regional compilation, prospecting and geochemical sampling work. All are located within six kilometres of the East Kemptville mine property. The field programs consisted of line cutting, soil geochemistry (MMI and ICP analyses), Induced Polarization (“IP”) surveys and limited gravity surveying, followed by 2,219 metres of diamond drilling in 12 NQ-sized holes testing each of the three target areas.

The most encouraging results were obtained from the Gardners Meadow Area where coincident geochemical and geophysical targets returned several 0.10 to 3.00 metre wide zones of highly anomalous, polymetallic, tin-indium mineralization associated with weakly developed zones of quartz-sulphide veining and alteration in meta-sedimentary rocks. The best individual assay returned 0.26% tin, 0.96% zinc, 0.12% copper, 3.0g/t silver, and 22 ppm indium across 1.75 metres. Little encouragement was obtained in the results from the other two areas drilled.

There are no immediate plans for further drilling on the Ike’s Ridge property while additional compilation and target definition work is completed. Future work on the East Kemptville project will be focused on the Special Licence and completion of a Preliminary Economic Assessment of the tin-indium resources in that area, once access is obtained.

Avalon Rare Metals Inc.	Page 43

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

4.3.4.	Spor Mountain Rare Metals Property

In 2011, the Company launched a land acquisition program in the Spor Mountain area in Juab County, Utah. The Company now holds 690 contiguous claims covering 13,902 acres (5,298 hectares) in this area. The area is situated in the eastern part of the Basin and Range province, a physiographic region of the western United States characterized by widely spaced generally northerly-trending mountain ranges separated by broad valleys. It is an extensional tectonic regime that promoted episodic Tertiary era volcanism and plutonism that in turn generated various types of hydrothermal mineral deposits including gold base metals and rare metals. The area has seen historic production of fluorite, uranium, and beryllium and there continues to be production of beryllium from a mine operated by Materion Inc.

In Juab county, Paleozoic age carbonate sedimentary rocks (dolomites) are unconformably overlain by two successions of Eocene-aged felsic volcanic rocks (rhyolites). At Spor Mountain, the rhyolites have been altered by hydrothermal fluids related to an inferred underlying granitic intrusion and host the known beryllium, uranium and fluorite deposits. These rocks are also favourable for hosting deposits of tin, tantalum, lithium, indium, gallium, germanium and rare earth element deposits, which are the focus of Avalon’s exploration program.

In 2011, a field program was carried out by the Company’s geological consultants, consisting of mapping, prospecting, sampling and airborne geophysical surveys. The work program led to identification of several new and favourable areas for rare metal mineralization that required further work. Additional geological mapping and ground geophysical methods to detail targets were completed in early 2012 leading to a diamond drilling program. Four holes totalling 1,236 metres were completed at Spor Mountain between May 27 and July 20, 2012. The drill holes, though no significant mineralization was encountered, gave encouraging results in terms of the geological model for mineralization. Intense alteration, brecciation and faulting were intersected in all four holes.

4.3.5.	Miramichi Tin Project

The Miramichi Tin project consists of 108 claims in three groups all located in the Northwest Miramichi River area, York County in central New Brunswick, Canada. The nearest major population centre is the city of Fredericton located 80 km to the south. The topography is gently rolling and the area has been extensively logged in the past, providing good access by a network of old logging haulage roads. The area is also extensively glacial drift-covered and traversed by a number of small streams draining northeasterly toward the NW Miramichi River.

The bedrock geology consists of Carboniferous aged granitic plutons intruded into northeast striking Ordovician aged volcanic and sedimentary rocks. Numerous tin occurrences are found surrounding and included in the granite intrusions. These are similar to the tin-indium-copper-zinc greisens deposits at East Kemptville, Nova Scotia mined in the 1980’s by Rio. Most of the NB occurrences were found during a wave of exploration interest for tin-tungsten deposits during a period of rising prices for these commodities in the late 1970’s and early 1980’s. Most of the occurrences were found by stream geochemistry, followed up by soil sampling, prospecting, and trenching. Some geophysical surveys were also carried out to assist in targeting drill holes.

A total of 34 drill holes are known to have been drilled in the area. All of the drilling intersected some tin mineralization, but the most significant were reportedly values of 0.67% tin over 1.5 m and 0.18% tin over 15 m. There has been very limited exploration interest in the area since 1990.

An exploration program consisting of mapping, sampling and geophysical surveys was proposed for 2012 to define drill targets on the Company’s claims. An airborne geophysical survey was completed but on the ground follow-up work has been deferred to 2013.

Avalon Rare Metals Inc.	Page 44

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

4.3.6.	Lilypad Lakes Tantalum-Cesium Property

Location, Access and Ownership

The Lilypad Lakes project consists of 14 claims, totalling 3,107.99 hectares, covering a field of tantalum and cesium rich pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario near the aboriginal community of Fort Hope (Eabametoong First Nation). The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties.

The property is presently only readily accessible by air. A camp was established on Lilypad Lakes for the field programs and was serviced by float-equipped aircraft from Pickle Lake. In the winter, the property is accessible from Fort Hope by snowmobile and this community is accessible for a brief period in the winter by an ice road from Pickle Lake. Longer term, there have been proposals to build an all-weather road from Armstrong to Fort Hope to facilitate access for logging companies as well as access to the community. This road could potentially pass quite close to the Lilypad Lakes claims.

Geological Setting

The Lilypad Lakes property is situated in the eastern part of the Uchi subprovince of the Superior Province of the Precambrian Canadian Shield. The boundary with the English River subprovince occurs several miles to the south. The dominant feature of the region is a sequence of felsic to mafic metavolcanics up to three kilometres thick intercalated with assorted and derived peraluminous metasediments and iron formation. This complex sequence has been tightly folded into a 13 kilometre wide east-west trending belt bounded by migmatized metasediments granite and paragneiss to the south, referred to as the Kawitos Batholith and by the granitic Cluff Lake Stock to the north. The peraluminous Kawitos Batholith is a possible progenitor to the rare metals pegmatite dykes and sills that intrude all lithologies on the Lilypad Lakes property.

The rare metal pegmatites cover a minimum area of 10 square kilometres across the property. Individual dykes range from several centimetres to tens of metres wide, and have been traced for up to 750 metres along strike. Most pegmatites trend in a westerly direction of 240° to 270°. A second, north-south trend is exhibited by the Rubellite and South Dykes, in addition to erratic orientations at the F and North anomalies. Diamond drilling indicates that the dykes are continuous to depth, with little change in morphology or mineralogy. All pegmatites exhibit high degrees of fractionation and are enriched in tantalum, cesium, rubidium, and lithium.

Pleistocene glacial drift covers much of the periphery of the property, including areas adjacent to known rare metal pegmatites.

Historical Work

The Lilypad Lakes area was previously explored for lithium in the 1950’s by Standard Lithium Corporation (“Standard”) and for tantalum in 1979 to 1981 by Tantalum Mining Corporation of Canada (“Tanco”). Only partial records of the work performed by these two companies are available in the government assessment files. Standard drilled at least 12 holes totalling 968 metres in two targets, but did not assay for tantalum or cesium. Tanco carried out detailed geological mapping and lithogeochemical sampling identifying ten tantalum targets. These were tested with at least 43 shallow holes totalling over 4,000 metres, of which 21 holes were drilled on just two of the targets. Assay data is only available from two holes that tested a target called the South Dyke and intersected significant tantalum values of 0.058% tantalum oxide (Ta2O5) across 9.8 metres and 0.038% Ta2O5 across 11.0 metres, respectively. Tanco did not assay for cesium, rubidium, or lithium.

Avalon Rare Metals Inc.	Page 45

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

An initial reconnaissance mapping and sampling program carried out by Avalon in 1999 confirmed the presence of economically-significant tantalum mineralization at several locations on the property and resulted in the discovery of high-grade cesium mineralization in association with the tantalum. Select grab samples from this program produced tantalum values of up to 0.113% tantalum oxide (Ta2O5) and one 12 metre wide dyke (now called the Pollucite Dyke) averaged 0.04% Ta2O5 across its full width, accompanied by 2.45% cesium oxide (Cs2O). Two major follow-up work programs were carried out on the property by the Company in 2000, the first work program being a $350,000 mapping and diamond drilling program during the first half of the year, and the second work program being a $580,000 program from August to the end of December 2000 funded by Global Canada (“Global Canada”) under a joint venture that was terminated following the 2001 program. These programs confirmed the potential for economic tantalum (and cesium) deposits on the property with the identification of 14 occurrences of economic-grade tantalum mineralization (>0.02% tantalum oxide (Ta2O5)) on the property, hosted by a field of highly-evolved rare metal pegmatites extending over an area of at least 18 square kilometres. Four of these occurrences were drilled in 2000 in two small programs totalling 1,995 metres in 17 holes. In 2001, the Company completed an $850,000 work program on the property, also funded by Global Canada, which involved detailed geological mapping, prospecting, channel sampling of all known pegmatite occurrences, magnetic and gravity geophysical surveys, preliminary metallurgical test work for tantalum as well as a further 2,786 metres of diamond drilling in 15 holes.

The 2001 drilling program was primarily designed to begin delineating the dimensions of the Rubellite Dyke and Pollucite Dyke tantalum–cesium zones, while also testing several geochemical and geophysical targets for new rare metal pegmatites. The most significant results to date have been obtained from the Rubellite Dyke, which has now been traced over a minimum strike length of 100 metres and to a vertical depth of 250 metres where it shows evidence of increasing thicknesses exceeding 40 metres and remains open to depth. The dyke is mineralized with tantalum from wall to wall with average grades ranging from 0.02 5% to 0.048% tantalum oxide (Ta2O5) (0.5 to 1.0 lb/tonne tantalum oxide). In addition, detailed mapping in the area resulted in the identification of two new parallel tantalum rich pegmatites within 100 metres of the Rubellite Dyke, which provide potential for additional near surface resources in this area. Grab samples from these pegmatites returned assays ranging from 0.04% to 0.11% tantalum oxide (Ta2O5) and channel sampling of the Rubellite Dyke itself revealed new zones of cesium enrichment averaging up to 1.812% cesium oxide (Cs2O) over 4.0 metres and 1.385% cesium oxide over 9.5 metres along with tantalum grades of 0.061% tantalum oxide and 0.048% tantalum oxide respectively.

Other significant new exploration results were generated from the South Dyke and Pollucite Dyke areas. At the South Dyke, a new exposure of high-grade tantalum mineralization was discovered from which a channel sample assayed 0.108% tantalum oxide (Ta2O5) across a four metre width. The South Dyke is now recognized as one of a series of narrow, highly-fractionated pegmatites within a five kilometre long east-west corridor on the southern part of the property, all characterized by relatively high tantalum grades (>0.10% tantalum oxide (Ta2O5)) and high quality mineralization (100% microlite, averaging 79% tantalum oxide). Drilling of the Pollucite Dyke extended this tantalum-cesium zone to depths of over 250 metres, and surface mapping traced its western extension for over 200 metres along strike, where it remains open. A channel sample in the westernmost exposure assayed 0.07% tantalum oxide (Ta2O5) across a 1.0 metre width, and grab samples from nearby exposures assayed up to 0.087% tantalum oxide and 4.62% cesium oxide (Cs2O). New mineralized pegmatites were also discovered at several other localities on the Lilypad Lakes property, and the potential for discovery of a very large parental pegmatite in the subsurface remains high.

During the mapping program, a 235 kg “mini-bulk” sample was collected from the Rubellite Dyke for preliminary metallurgical test work. The head grade of this sample was determined to be 0.053% tantalum oxide (Ta2O5). Results from the test work are very encouraging as it was determined that a direct gravity concentration method would recover 60 to 65% of the tantalum in the ore into a concentrate grading over 30% tantalum oxide (Ta2O5), and that recoveries can be improved to over 80% by performing a flotation process on the tailings from the gravity circuit. Further test work to optimize the process was recommended. The Rubellite Dyke area is the top priority target for further exploration work on the Lilypad Lakes property.

Avalon Rare Metals Inc.	Page 46

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Future Plans

A $1,100,000 follow-up program was recommended under the Global Canada joint venture that was not implemented due to Global Canada’s decision to withdraw from further participation in the project following the 2001 program. The project has been inactive since 2001 awaiting a recovery in tantalum prices or new demand for cesium minerals before considering further expenditures. The claims are in good standing until 2014 with sufficient assessment credits available to hold the claims beyond that date.

4.3.7.	Other Assets

Wolf Mountain Platinum-Palladium Property Royalty

The Wolf Mountain platinum-palladium project is located approximately 90 kilometres northeast of Thunder Bay, Ontario and covers two Proterozoic aged layered ultramafic intrusions favourable for the occurrence of platinum-palladium plus copper-nickel deposits. The Wolf Mountain project consists of two properties: the Seagull property and the Disraeli Lake property, covering a total combined area of 12,383.38 hectares.

In November 2003, Avalon elected to sell its 40% working interest in the project to joint venture partners Eastwest Resource Corporation and Canadian Golden Dragon Resources Ltd. for $20,000 and a 0.4% NSR interest in the two properties. The joint venture can purchase this NSR interest from the Company at any time for $1,000,000.

East Cedartree Gold Property Royalty

The Company holds a 2% NSR interest in five claims, comprising part of the East Cedartree gold property located 70 kilometres southeast of Kenora, Ontario. The title holder to the claims, Metalore Resources Ltd. (“Metalore”), can re-purchase a 1% NSR from the Company at any time for $1,000,000. Avalon sold its title to the claims to Metalore in 2002 for $50,000 and 10,000 shares of Metalore.

Metalore has carried out several diamond drilling programs since the fall of 2002 to follow up on encouraging results from previous drilling by Avalon in 1998.

4.4.	Employees

The Company employed 25 full-time employees as of August 31, 2012 and continued to employ 25 full-time employees as of November 28, 2012.

4.5.	Safety and Environmental Policy

Avalon is committed to being an environmentally and socially responsible corporate citizen in how it conducts its exploration and development activities. In particular, in the conduct of these activities, Avalon applies the Principles and Performance Guidelines for Responsible Mineral Exploration that has been established by the PDAC for its members and which can be viewed at http://www.pdac.ca/pdac/advocacy/csr/pdac-principles-guidelines-draft.pdf. In addition, Avalon has become an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”).

In 2010, Avalon was awarded the 2010 Environmental and Social Responsibility Award by the PDAC in recognition of the Company's community engagement efforts during the exploration of its Nechalacho Deposit. The PDAC Environmental and Social Responsibility Award honours individuals or organizations demonstrating outstanding initiative, leadership and accomplishment in protecting and preserving the natural environment and/or in establishing good community relations during an exploration program or operation of a mine. Avalon received the award for being a leader in promoting responsible exploration practices, emphasizing early engagement and open communication with communities around Thor Lake. The Company has encouraged skills training and employment opportunities for aboriginal people and has offered joint business opportunities including environmental remediation work related to historical exploration activities. Committed to the principles of environmental and social responsibility, Avalon was the first junior exploration company to formally adopt PDAC's e3 Plus principles and guidelines as policy of the Company.

Avalon Rare Metals Inc.	Page 47

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The following Safety and Environmental Policy was approved by the Company’s Board of Directors on July 18, 2006:

“Safety and Environmental Policy

Avalon Rare Metals Inc. recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development. The Company will maintain high environmental standards limited only by technical and economic feasibility. The Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, decommissioning, and reclamation.

The purpose of Avalon Rare Metals Inc.’s Safety and Environmental Policy is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments.

Implementation

Avalon’s Safety and Environmental Policy provides that the Company will:

•	Obey the law and conduct all business in an ethical manner.

•	Evaluate, plan, construct, and operate all projects and facilities to reduce adverse environmental impacts and to meet or exceed applicable environmental laws, regulations, and standards. In the absence of applicable regulations, the Company will apply cost effective best management practices to protect the environment. Require managers of all projects and operations to adhere to the Company’s Environmental Policy and to identify, evaluate, and minimize risks to the environment.

•	Continuously review environmental achievements and technology to seek and implement methods for further improvement.

•	Require all operations to have site specific emergency response plans which meet or exceed all applicable regulations.

•	Conduct regular environmental, health and safety preparedness and emergency response plans to verify compliance with the Company’s policy and applicable regulations. Identify revisions or improvements to current practices in order to minimize environmental impacts. Report findings regularly to the Board of Directors.

•	Educate employees in environmental matters and responsibilities relating to performance of their assigned tasks.

•	Foster communication with shareholders, the public, employees, indigenous people and government to enhance understanding of environmental issues affecting the Company’s activities.

•	Work pro-actively with government and the public to define environmental priorities. Participate in the development of responsible laws for the protection of the environment.

•	Allocate sufficient resources to meet the Company’s environmental goals. Annually assess the projected costs of decommissioning and reclamation of appropriate amount to ensure that there will be sufficient cash reserves to pay for these costs upon closure.”

Avalon Rare Metals Inc.	Page 48

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Environmental protection measures which meet or exceed the applicable legal standards and the above policy have been incorporated into the design of the Nechalacho Project. The estimates and forecasts of capital expenditure requirements to construct the Nechalacho Project therefore include all planned environmental protection measures.

4.6.	Corporate Social Responsibility (“CSR”)

In 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the PDAC as policy of the Company. In addition, the Company follows the Guidelines established by PDAC for environmental best practice under its e3 plus program (Environmental Excellence in Exploration). Specifically, the Company has committed to the following as core principles of its exploration and development programs:

•	Open, honest and regular dialogue with local communities
•	Minimizing impacts on the land
•	Sustainability beginning at the earliest stages of exploration and extending through mine closure
•	The environment and workplace health and safety
•	Hiring local people and promoting training programs
•	Partnerships to provide lasting benefits

The Company has been reporting on its performance against these principles as part of its continuous disclosure practice, beginning with the disclosure on the Nechalacho Project in the Company’s Management Discussion and Analysis for the financial year ended August 31, 2008 and the Company has and will continue to enhance its public disclosure on its sustainability practice on the Company’s website. In January 2011, the Company produced and circulated its Corporate Social Responsibility “Roadmap” document as a first step toward producing a comprehensive Sustainability Report. On April 16, 2012, the Company released its CSR Report.

To achieve a high level of performance with respect to these CSR principles, in 2008 the Company formed an Advisory Committee to the Board of Directors to report to the Board on all matters relating to CSR. The Advisory Committee presently has three members with relevant experience in these areas and was initially chaired by Dr. William Mercer, P.Geo., Avalon’s Vice-President, Exploration. Through PDAC, Dr. Mercer is a well-known advocate for best practice in the mineral exploration industry, where he sits on the PDAC’s CSR and e3 plus committees and is the Chair of the Health and Safety committee. Avalon’s Advisory Committee members are:

Chief Glenn Nolan of the Missanabie Cree First Nation in Northern Ontario, who in addition to his duties as a community leader, serves as Second Vice-President of PDAC and co-chairs its Aboriginal Affairs committee. Chief Nolan is also the President of Learning Together, a not-for-profit organization committed to educating northern aboriginal communities on the economic opportunities presented by the mineral industry.

Mr. Jean Cinq-Mars is a wildlife biologist with a Masters degree in Public Administration and past experience with the Canadian Wildlife Service and Wildlife Habitat Canada. He also served as Head of the Pollution Prevention and Control Division of the Organisation for Economic Co-operation and Development and Director (Pollution Control) at Environment Canada.

Mr. Denis Kemp is a minerals engineer with over 40 years experience in the mining and metallurgical industry, including service as Director, Environmental Development for Falconbridge Ltd. where he was responsible for development and implementation of Sustainable Development policies consistent with Falconbridge’s Code of Ethics.

In November 2011, the Company hired its first Vice President, Sustainability, Mark Wiseman, who has over 30 years experience in a similar roles with Xstrata plc (formerly Noranda Inc. and Falconbridge Limited). Mark Wiseman will assume staff responsibility for all of the Company’s health, safety, environmental and community engagement programs.

Avalon Rare Metals Inc.	Page 49

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The Advisory Committee is now chaired by Phil Fontaine, a Director of the Company. The Advisory Committee met three times in fiscal 2012 to review and comment on the Company’s CSR practice.

4.7.	Risk Factors

The mining business is inherently risky in nature. Exploration activities are based on professional judgments and statistically-based tests and calculations, and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions and changing regulatory requirements as examples. Avalon is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to the world price for the rare metals and the economic forces that influence capital markets. As a result, the securities of Avalon must be considered speculative. A prospective investor in Avalon should carefully consider the following factors:

Risks Associated with the Company’s Business

Exploration and Development

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and
•	construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Competition

The mineral industry is intensely competitive. Significant competition exists for the acquisition of mineral concessions, claims, leases and other mineral interests. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Avalon Rare Metals Inc.	Page 50

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Currently China provides approximately 95% of the world’s supply of rare earth elements. It has in recent years reduced its export quotas and started imposing heavier taxes on the production/or export of rare earth elements. These have resulted in the significant increase in the prices of rare earth elements and minerals in recent months. There is no assurance that China will continue its current policy. In addition, there may be new rare earth mines that come into production in the near future, which will increase the supply of rare earth elements and may have an adverse impact on the prices of rare earth elements. This may have a negative impact on the financial viability of the Company’s Nechalacho Project.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates included in the Technical Report and the November 2012 Update are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated mineral resources described in the Technical Report and the November 2012 Update should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Readers should be cautioned not to place undue reliance on these estimates.

The Company cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;
•	increases in the capital or operating costs of the mine;
•	changes in the life-of-mine plan; or
•	the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company's financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Company.

Environmental Factors

All phases of the Company’s exploration and development activities are subject to regulation by governmental agencies under various environmental laws in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or result in substantial costs and liabilities to the Company in the future. Furthermore, environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operators may exist on the Company’s properties.

Avalon Rare Metals Inc.	Page 51

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Title to Assets and Claims Titles and Aboriginal Rights

The Company’s title to its properties may be subject to disputes or other claims including Aboriginal land title claims. Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Company’s properties, which, if successful, could impair the Company’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Company’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Company’s title to its properties could have a material adverse effect on the Company’s business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Company’s profitability.

Dependence on Key Employees

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Nechalacho Project and any other projects), as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

Financing Risks

The Company has limited financial resources. The Company intends to fund its plan of operations from working capital and the proceeds of financings. In the future, the Company’s ability to continue its exploration and development activities will depend in part on the Company’s ability to obtain suitable financing.

The Company will need external financing to develop and construct its Nechalacho Project and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. In addition, the Company may enter into a strategic alliance or alliances, may decide to sell certain property interests, or may utilize a combination of these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

Metal Prices

The Company’s revenues, if any, are expected to be derived in large part from the mining and sale of rare metals and minerals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of rare earth metals, base and precious metals and minerals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted.

Avalon Rare Metals Inc.	Page 52

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Regulations and Mining Law, Governmental Regulation

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of tailings and other wastes generated by the Company’s operations;
•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation;
•	regulations concerning business dealings with aboriginal groups;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

Permits and Licenses

The operations of the Company will require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Nature of Operations

The Company is in the process of exploring its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage. The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

Avalon Rare Metals Inc.	Page 53

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Company is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Company has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

Changes in Critical Accounting Estimates Could Adversely Affect Financial Results

Avalon’s most significant accounting estimates relate to the carrying value of the Company’s metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Company’s annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Another significant estimate relates to accounting for stock based compensation. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Risks Associated with Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the Company’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

Avalon Rare Metals Inc.	Page 54

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Foreign Currency Risk

It is expected that a significant portion of the Company’s revenue from the sale of its products from the Nechalacho Project will be priced in US dollars, whereas most of its operating costs will likely be incurred in Canadian dollars. In addition, a significant portion of the capital costs for the construction of the mining plant at Thor Lake will also likely be priced in US dollars. The fluctuation in the exchange rate between the US dollar and the Canadian dollar may have a significant impact on the future profitability of the Company and it may also significantly increase or decrease the capital costs for the Nechalacho Project.

The Company is a Canadian Corporation and U.S. Investors May Have Difficulty Bringing Actions and Enforcing Judgments under U.S. Securities Laws

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

Risks Associated with the Securities of the Company

PFIC Status for U.S. Investors

U.S. holders of common shares and warrants should be aware that the Company believes it was classified as a PFIC during its tax year ended August 31, 2012, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants, it may result in materially adverse United States federal income tax consequences for such United States person.  The potential consequences include, but are not limited to, recharacterization of gain from the sale of the common shares, warrants and those common shares received upon exercise of such warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares.  Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC.  One of these elections is the “qualified electing fund election” (“QEF Election”). However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election.  Accordingly, U.S. shareholders may not be able to make a QEF Election with respect to their common shares.   In addition, United States persons that hold warrants are generally not eligible to make the mitigating elections with respect to such warrants and common shares received upon exercise of the warrants.  A U.S. shareholder who makes the mark-to-market election with respect to common shares generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein.  The PFIC rules are extremely complex and a U.S. investor purchasing common shares or warrants is encouraged to consult a tax advisor regarding the PFIC rules and the United States federal income tax consequences of the acquisition, ownership, and disposition of the common shares and warrants.

Share Price Fluctuations

In recent years, the Company’s share price and the securities markets in Canada generally have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would not have necessarily been related to the operating performance, underlying asset values or prospect of such companies. There can be no assurance that continual fluctuation in price will not occur.

Further Equity Financing

The Company will require additional funds to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Company raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Company’s shareholders.

Avalon Rare Metals Inc.	Page 55

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

No Dividends

The Company has not paid any dividends on its common shares. Any decision to pay dividends on its common shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company’s Board of Directors may consider appropriate in the circumstances.

5.	Dividends

To date, the Company has not paid any dividends on its common shares and anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

6.	Description of Capital Structure

Avalon’s authorized share structure consists of an unlimited number of common shares, of which 103,621,986 common shares were outstanding as at August 31, 2012 and 25,000,000 preferred shares, none of which were outstanding as at August 31, 2012. As of the date of this AIF, Avalon had 103,621,986 common shares issued and outstanding.

Holders of common shares the Company are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share of the Company at all such meetings. Holders of common shares of the Company do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares of the Company entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors of the Company at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares of the Company with respect to dividends or liquidation. The common shares of the Company do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

7.	Market for Securities

7.1	Trading Price and Volume

7.1.1	Common Shares

Avalon’s common shares became listed and posted for trading on the TSX on February 28, 2008 under the trading symbol “AVL”, prior to which they were listed on the TSX Venture Exchange under the same trading symbol. Effective December 22, 2010, the Company’s common shares were listed on the NYSE MKT LLC in the United States also under the trading symbol AVL. The Company’s common shares are also traded on the Frankfurt Stock Exchange in Germany under the symbol OU5.

The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Avalon Rare Metals Inc.	Page 56

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Period	High	Low	Volume
2012
November (1)	$1.73	$1.21	3,168,418
October	$2.03	$1.60	2,693,209
September	$2.38	$1.72	4,675,976
August	$2.01	$1.43	4,021,400
July	$1.69	$1.42	2,462,246
June	$1.74	$1.39	4,490,404
May	$2.57	$1.40	7,649,820
April	$3.07	$2.41	4,650,457
March	$3.14	$2.53	13,037,150
February	$3.46	$2.68	10,843,335
January	$3.40	$2.42	20,220,247
2011
December	$3.39	$2.41	7,390,260
November	$3.95	$2.55	13,656,370
October	$3.57	$2.44	10,220.248
September	$4.38	$2.60	11,268,493

Note:
(1) November 1, 2012 through November 27, 2012.

The following table sets out the range of the market price and trading volumes of the common shares on the NYSE MKT LLC for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2012
November (1)	$1.72	$1.20	4,759,500
October	$2.07	$1.59	4,436,600
September	$2.47	$1.95	8,981,800
August	$2.03	$1.79	7,847,700
July	$1.67	$1.48	6,614,700
June	$1.72	$1.46	8,268,300
May	$2.61	$1.50	13,592,300
April	$3.09	$2.40	11,257,000
March	$3.16	$2.53	27,188,400
February	$3.48	$2.71	19,853,600

Avalon Rare Metals Inc.	Page 57

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Period	High (US$)	Low (US$)	Volume
January	$3.40	$2.40	37,198,800
2011
December	$3.35	$2.37	13,925,200
November	$3.91	$2.51	23,649,500
October	$3.60	$2.29	17,432,300
September	$4.54	$2.50	23,572,000

Note:
(1) November 1, 2012 through November 27, 2012.

7.1.2	Warrants

The Company’s warrants that were issued pursuant to the 2010 Prospectus Offering commenced trading on the TSX on September 30, 2010 and expired on September 30, 2011.

As at August 31, 2012, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017 (the “DKFN Warrants”).

7.2	Prior Sales

The only securities that the Company has outstanding that are not listed or quoted on a marketplace at the date of this AIF are stock options granted under the Company’s stock option plan (the “Plan”) which total 8,810,250 and the DKFN Warrants. Set forth in the following tables is information with respect to the stock options, warrants and brokers’ compensation warrants issued during the most recently completed financial year.

The Plan provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of un-optioned shares available for the granting of options under the Plan as September 1, 2011 and August 31, 2012 were 3,956,541 and 2,361,948 respectively.

There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2012.

Avalon Rare Metals Inc.	Page 58

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Stock Options

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 1, 2011	September 1, 2016	200,000	4.36
October 11, 2011	October 11, 2016	25,000	3.02
October 12, 2011	October 12, 2013	50,000	3.15
November 7, 2011	November 7, 2016	200,000	3.28
November 28, 2011	November 28, 2016	250,000	2.62
December 1, 2011	December 1, 2016	350,000	3.43
December 5, 2011	December 5, 2016	25,000	3.12
January 1, 2012	January 1, 2017	200,000	2.41
February 15, 2012	January 25, 2017	175,000	2.96
February 23, 2012	February 23, 2017	25,000	2.94
March 12, 2012	March 12, 2017	200,000	2.85
April 9, 2012	April 9, 2014	25,000	2.84
May 1, 2012	May 1, 2017	25,000	2.49
May 28, 2012	May 28, 2017	100,000	1.50
June 1, 2012	June 1, 2017	25,000	1.53
June 20, 2012	June 20, 2017	400,000	1.59
June 22, 2012	June 22, 2017	100,000	1.62
June 26, 2012	June 26, 2017	25,000	1.52
July 1, 2012	July 1, 2017	400,000	1.54
July 13, 2012	July 13, 2014	200,000	1.45
August 22, 2012	August 22, 2017	50,000	1.85
August 27, 2012	August 27, 2017	100,000	1.99

Warrants

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
August 9, 2012 (1)	August 9, 2017	10,000	1.48

Note:
(1) Issued pursuant to the Accommodation Agreement with the Deninu K’ue First Nation.

8.	Directors and Officers

8.1.	Name, Occupation and Security Holding

The name, province or state and country of residence of each executive officer and director of Avalon, including his or her positions with Avalon, committee memberships and principal occupation for the past five years, the period during which each has served as a director of Avalon (as applicable), as of the date of this AIF are as follows:

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Donald S. Bubar Ontario, Canada	President and CEO	President and CEO of Avalon Rare Metals Inc.	February 17, 1995	1,250,000

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
David Connelly Northwest Territories, Canada	Director	Self-employed Businessperson since 1997.	May 10, 2010	527,500
Alan Ferry (1) (2) Ontario, Canada	Director and Chairman	Self-employed Businessperson since July 2007.	February 24, 2000	175,000
Phil Fontaine Ontario, Canada	Director	Special Advisor to the Royal Bank of Canada, from 1997 to 2009, the National Chief of the Assembly of First Nations.	September 8, 2009	10,000

Brian D. MacEachen (1) Nova Scotia, Canada	Director	Executive Consultant since July 2012; prior thereto, Executive Vice President of Brigus Gold Corp. (formerly Linear Gold Corp., a mining exploration company) since October 2009 and President and CEO of Linear Metals Corporation (a mining exploration company) from January 2008 to April 2012; prior thereto, CFO and Vice-President of Finance of Brigus Gold Corp. and Linear Metals Corporation.	November 16, 1998	340,000

Peter McCarter (2) Ontario, Canada	Director	Retired mining executive.	November 16, 2007	30,000

Richard Morland Northwest Territories, Canada	Director	Consulting Mining Engineer since July 2010; prior thereto, Vice President, Operations and President and Chief Operating Officer, BHP Billiton Diamonds Inc. (a mining company).	September 1, 2011	5,000

Avalon Rare Metals Inc.	Page 60

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Hari Panday (1) (2) Ontario, Canada	Director	President and CEO, PanVest Capital Corporation since December 2009; prior thereto, founding-President and CEO, Wealth Management, North America, ICICI Group from April 2008 to October 2009; founding-President and CEO, ICICI Bank Canada from March 2003 to April 2008.	January 14, 2010	10,000

R. J. (Jim) Andersen Ontario, Canada	CFO and Vice-President of Finance	CFO and Vice-President of Finance of the Company since June 2001; prior thereto, President of Andersen & Company, PC (a chartered accounting firm) from January 2007 to October 2011.	Not applicable	450,000

Brian Chandler British Columbia, Canada	Senior Vice President and Chief Operating Officer	Senior Vice President and Chief Operating Officer of the Company since August 2011; Prior thereto, Senior Vice President and Managing Director, IAMGOLD Africa (an international mining company).	Not applicable	Nil

David Marsh Ontario, Canada	Senior Vice President, Metallurgy	Senior Vice President, Metallurgy of the Company since August 2012; prior thereto, General Manager- Technical Projects Development at Paladin Energy	Not applicable	Nil

William Mercer Ontario, Canada	Vice-President, Exploration	Vice President, Exploration for the Company since June 2007, prior thereto, self-employed Geological Consultant from October 2006 to December 2010.	Not applicable	84,234

Avalon Rare Metals Inc.	Page 61

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Pierre Neatby Ontario, Canada	Vice-President, Sales and Marketing	Vice President, Sales and Marketing for the Company since July 2010; prior thereto, Vice President of Noranda Inc. and Managing Director of European Sales of Noranda Inc. (an international mining company).	Not applicable	13,500

Richard Pratt Ontario, Canada	Vice-President, General Counsel and Corporate Secretary	Vice-President, General Counsel and Corporate Secretary since August 1, 2011; prior thereto, General Counsel, MagIndustries Corp. (an international mining company) since 2008; prior thereto, Partner, Osler, Hoskin & Harcourt LLP (a law firm).	Not applicable	Nil

David D. Swisher Washington, United States	Vice-President, Operations	Vice President, Operations for the Company since November 2009; prior thereto, Vice President and Senior Project Manager of Tamerlane Ventures Inc. (a mining exploration company).	Not applicable	Nil

Mark Wiseman Ontario, Canada	Vice-President, Sustainability	Vice-President, Sustainability for the Company since November 2011; prior thereto, Director Health, Safety and Environment for Xstrata Nickel’s Koniambo Project, a division of Xstrata plc (an international mining company.)	Not applicable	Nil

Notes: * As provided by the respective director or executive officer. (1) Member of the Company’s Audit Committee. (2) Member of the Company’s Compensation, Governance and Nominating Committee.

The term of office for each director expires at the next annual meeting of shareholders at which his successor is elected unless, prior thereto, a director resigns or is removed from office or otherwise ceases to be qualified as a director, in each case in accordance with the CBCA.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

8.2.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, no director or executive officer of the Company is, as of the date of this hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to a cease trade order that was issued by the Ontario, British Columbia and Alberta securities commissions in 2003 for failure to file financial statements; or

(ii)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of the Company’s securities of the Company to affect materially the control of the Company:

(i)	is, as at of the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the Company's knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect material the control of the Company, has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3.	Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. See “Description of the Business – Risk Factors – Risks Associated with Conflicts of Interest”.

Avalon Rare Metals Inc.	Page 63

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

9.	Legal Proceedings and Regulatory Actions

Except as set out herein, the Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2012 and no legal proceedings are known to Avalon to be contemplated.

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2012, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2012.

10.	Interest of Management and Others in Material Transactions

The Company is not aware of any material interest, direct or indirect, in any transaction within the three most recently completed financial years involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing that has materially affected or will materially affect the Company, other than as set forth herein.

11.	Transfer Agent and Registrar

The Company’s transfer agent and registrar is Equity Financial Trust Company, with its principal office at 200 University Avenue, Suite 400, Toronto, ON M5H 4H1.

12.	Audit Committee and Related Information

12.1.	Charter

The responsibilities and duties of the audit committee (the “Audit Committee”) of the Board of Directors of the Company are set out in the Audit Committee’s Charter (the “Charter”), the text of which is set forth in Appendix A to this AIF.

12.2.	Composition

Name	Independent Yes/No	Financially Literate Yes/No	Relevant Education/Experience

Brian MacEachen Chairman	Yes	Yes

•  Chartered Accountant with over 20 years experience in overseeing the financial management of publicly-traded companies

•   Formerly Executive Vice President of Brigus Gold Corporation and President and CEO of Linear Metals Corporation

•   Holds a BBA and CA

Alan Ferry	Yes	Yes	• Retired Chartered Financial Analyst with over 25 years experience as a mining analyst with various investment dealers

Avalon Rare Metals Inc.	Page 64

Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Name	Independent Yes/No	Financially Literate Yes/No	Relevant Education/Experience

• Holds a B.Sc. • Serves on the board of directors of five publicly traded companies and the audit committee of four publicly traded companies
Hari Panday	Yes	Yes

•   President and CEO, PanVest Capital Corporation, an Exempt Market Dealer, registered with the Ontario Securities Commission.

•   35 years’ experience in financial services (including, ICICI Bank Group in Canada and the US, HSBC Bank Canada and BMO Financial Group) and public accounting (Price Waterhouse & Co.).

•    Independent director on CNSX and Bank of India (Canada) boards.

•    CGA, ICD.D, PDO.

The standards for determining independence and financial literacy of members of the Audit Committee are as set out in National Instrument 52-110.

12.3.	Pre-Approval Policies and Procedures

Under the terms of the Charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the auditor. Authority to pre-approve such services may be delegated by the Audit Committee to one member, provided that the pre-approval is presented to the full Audit Committee at the next meeting of the Audit Committee.

12.4.	External Auditor Service Fees

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Company to the external auditors for professional services:

Reporting Period	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2012	$27,720	$13,860	Nil	$495
August 31, 2011	$43,750	$31,840	Nil	$25,660

Notes:

(1) “Audit Fees” include the aggregate professional fees billed by the Company’s auditor for the audit of the annual financial statements and other regulatory audits and filings.

(2) “Audit-Related Fees” include professional fees billed by the Company’s auditor related to assurances and related services related to the performance of the audit or review of financial statements not included in “Audit Fees”.

(3) “Tax Fees” include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) “All Other Fees” include the aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. The other fees paid during fiscal years 2012 and 2011 were for services rendered in connection with the preparation and issuance of comfort letters for the Company’s SEC related filings, for the Company’s prospectus equity offerings completed in fiscal 2011 and for the base shelf prospectus filed in May 2011.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

13.	Material Contracts

Except for contracts entered into in the ordinary course of business, the Company is not a party to any material contract.

14.	Interests of Experts

14.1.	Names and Interests of Experts

Technical information set forth herein relating to the Nechalacho Project, with the exception of technical information relating to mineral processing and metallurgy, is substantially derived from: (a) the Technical Report dated August 25, 2011 prepared by Jason J. Cox, P.Eng., Tudorel Ciuculescu, M.Sc., P.Geo., John R. Goode, P.Eng., and Donald H. Hains, P.Geo. of RPA, each of whom is a qualified person pursuant to NI 43-101; (b) the PFS for a rare earth elements separation plant to be located in the southern United States prepared by SNC-Lavalin Inc., the results of which were announced by the Company in a news release dated April 12, 2012; (c) the Company’s news releases dated May 7, 2012, August 7, 2012 and November 5, 2012; and (d) the November 2012 Update, each of which are available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Dr. William Mercer, P.Geo., Vice-President, Exploration of the Company, David Marsh, Senior Vice President, Metallurgy of the Company, and Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company, are the qualified persons who prepared or supervised the preparation of, or approved, as applicable, the technical information (including the technical information relating to mineral processing and metallurgy) contained under the headings "Description of the Business - Nechalacho Project" and "Description of the Business - Other Properties and Assets".

Other than 1,250,000 common shares of the Company held by Mr. Bubar, the aforementioned firm and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Description of the Business - Nechalacho Project" and "Description of the Business - Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such the aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

McCarney Greenwood LLP, Chartered Accountants are the independent auditors of the Company in respect of the audited consolidated financial statements of the Company for the year ended August 31, 2012, and the auditor’s report thereon. McCarney Greenwood LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

15.	Additional Information

Additional information relating to the Company can be found under the Company’s profile on the SEDAR website at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Appendix A - Charter of the Audit Committee

Purpose

The Audit Committee (the “Committee”) of Avalon Rare Metals Inc. (the “Company”) is a standing committee of the Company, established by the Board of Directors (the “Board”) to assist the Board in fulfilling its oversight responsibilities to the Company. In so doing, the Committee provides an avenue of communication among the independent auditors of the Company (the “Auditors”), management, and the Board. The Committee’s primary duties and responsibilities are to gain reasonable assurance of the following:

•	that the Company complies with the applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure (“Applicable Law”);
•	that management of the Company has assessed areas of potential significant financial risk to the Company and taken appropriate measures;
•	the independence, and satisfactory performance of the Auditors in accordance with the engagement between the Company and the Auditors;
•	that the accounting principles, significant judgments and disclosures that underlie or are incorporated in the Company’s financial statements are the most appropriate in the prevailing circumstances;
•	that the Company’s quarterly and annual financial statements present fairly the Company’s financial position and performance in accordance with generally accepted accounting principles; and
•	that appropriate information concerning the financial position and performance of the Company is disseminated to the public in a timely manner.

Composition

The Committee shall be comprised of three or more directors of the Company (“Directors”), selected by the Board from time to time, each of whom must be independent1. All members of the Committee shall be financially literate2. The Committee members shall be appointed by the Board and serve until their successors are appointed.

1 A Committee member is considered an independent director if he or she has no direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment as more particularly set out in National Instrument 52-110 - Audit Committees (“NI 52-110”). Determination as to whether a particular Director satisfies the requirements for membership in the Committee shall be made by the Board.

2 An individual is financially literate if he/she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements as set out in NI 52-110.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

Committee Chair

Annually, the Board, upon receiving the recommendation of the Committee, will appoint the Chair of the Committee (the “Chair”), selected from among the members of the Committee. The incumbent Chair will continue in office until a successor is appointed.

Reliance on Experts

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any advisors engaged by it. In so doing, each member of the Committee shall rely in good faith upon:

(a)     any financial statements or a written report of the Company presented by an officer or the Auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles and similar standards of financial reporting, presentation and disclosures; and

(b)    any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

For the purpose of performing their duties, the members of the Committee, individually or collectively, shall have the right to inspect all books, records and accounts and any other matters relating to the operational and financial matters of the Company, directly communicate with or interview any officer, executive director, the Auditors, internal financial management of the Company, and/or Company counsel.

Remuneration of Committee Members

No member of the Committee may earn fees from the Company (or any of its subsidiaries) other than directors’ fees (which fees may include cash, options or other consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings & Operating Procedures

•	The Committee shall meet at least four times annually, or more frequently as circumstances dictate;
•	A quorum shall be a majority of the members;
•	Meetings of the Committee shall take place in person or by telephone and shall be called by the Chair. Meetings may also be called by any other member of the Committee, or by the chair of the Board, the Chief Executive Officer, or the Chief Financial Officer of the Company or by the Auditors. Unless otherwise specified by the Chair, the Secretary or the Assistant Secretary of the Company shall act as secretary of the Committee and shall provide the chair of the Board and each member of the Committee with notice of the meetings of the Committee and each shall be entitled to attend such meetings. The Chair or the Committee may require any officer or employee of the Company (or any subsidiary thereof) to attend a Committee meeting and, further, may invite any such other individuals to attend a Committee meeting as deemed appropriate or advisable;

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

•	In the absence of the Chair of the Committee, the members shall appoint an acting Chair and a Secretary;
•	A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee in a timely fashion and made available to the Chair of the Board and each Director of the Company;
•	The Chair (or other appropriate person) shall prepare and/or approve an agenda in advance of each meeting;
•	Periodically, the Committee, in consultation with management and the Auditors, shall develop and participate in a process for review of matters affecting the Committee’s mandate outlined throughout this Charter, especially where the issues may have the potential to impact the Company’s financial statements, reports, systems of internal control, policies and disclosures;
•	From time to time, the Committee shall communicate its expectations to management and the Auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the Auditors in advance of meeting dates; and
•	Annually, the Committee shall review, discuss and assess its collective performance and that of its members and report the outcome to the Board. In addition, the Committee shall periodically review its role and responsibilities.

Responsibilities and Duties

•	Review the Company’s annual audited financial statements and quarterly unaudited financial statements and the accompanying Management Discussion and Analysis prior to filing or distribution, and report its findings for approval to the Board. Review should include discussion with management, and where appropriate, the Auditors in respect of significant issues regarding accounting principles, practices and judgments;
•	Review news releases and reports to be issued by the Company with respect to the Company’s annual and quarterly financial statements and, if appropriate, recommend approval of same to the Board prior to distribution.
•	Confirm that adequate internal control procedures and resources are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;
•	In consultation with management and the Auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the Auditors together with management’s responses and follow-up to their satisfactory conclusion;
•	Review with management and the Auditors the management certifications of the financial statements as required on a quarterly and annual basis;
•	Review with management and the Auditors the appropriateness of the Company’s accounting policies, disclosures, reserves, key estimates and judgments, including changes or alternatives thereto and to obtain reasonable assurance that they are in compliance with GAAP, and report thereon to the Board;

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

•	Review the following with management with the objective of obtaining reasonable assurance that financial risk is being effectively managed and controlled:
i)	management’s tolerance for financial risks;
ii)	management’s assessment of significant financial risks facing the Company; and
iii)	the Company’s policies, plans, processes and any proposed changes to those policies for controlling significant financial risks;

•	Annually, review any legal or regulatory matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with Applicable Law, and inquiries received from regulators or governmental agencies. Management shall provide the Committee with copies of correspondence between the Company, the Auditor, the Company’s counsel, stock exchanges, securities commissions and any other stakeholder relating to any issues respecting the Company’s financial statements and/or disclosures;
•	Annually, review and assess the Company’s Investment Policy, and recommend any changes to the Board;
•	Annually, review and reassess the adequacy of this Charter, submit any changes to the Board for approval and ensure that it is in compliance with Applicable Law.

Relationship with the Auditors

•	The Auditors will be accountable and report directly to the Committee. The Committee shall review the independence and performance of the Auditors and annually recommend to the Board the appointment and compensation of the Auditors or discharge of Auditors, when circumstances warrant, and for the Board to submit same to shareholders for ratification;
•	The Committee will oversee the work of the Auditors engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the Auditors;
•	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor. The Audit Committee has delegated to the Chair of the committee the authority to pre-approve non-audit services up to an amount of $5,000, with such pre-approved services presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

i.	the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more than five percent of the total amount of fees paid by the Company and its subsidiaries to the external auditors during the fiscal year in which the services are provided;
ii.	the Company or subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
iii.	the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by the Chair of the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

•	On an annual basis, the Committee shall review and discuss with the Auditors all significant relationships they have with the Company that could impair the Auditors’ independence;

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

•	Review the Auditors’ audit plan, discuss scope, staffing, locations, reliance upon management and internal audit, if any, and general audit approach;
•	Prior to releasing the annual audited financial statements, discuss the results of the audit with the Auditors, as well as any matters required to be communicated to the committee by the Auditors;
•	Consider the Auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;
•	Review the results of independent audits and any change in accounting practices or policies and their impact on the financial statements;
•	Where there are unsettled issues raised by Auditors that do not have a material effect on the annual audited financial statements, require that there be a written response identifying a course of action that would lead to their resolution.

Other

•	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•	Ensure that the Company’s annual information form (“AIF”) and management information circulars (and any other relevant disclosure documentation) contains the prescribed disclosure regarding the Committee;
•	The policies and procedures of the Committee should remain flexible in order to enable it to react to changes in circumstances and conditions so as to ensure that the corporate accounting reporting practices of the Company are in accordance with Applicable Law and current best practices. The purpose and procedures outlined in this Charter are meant to serve as guidelines rather than inflexible rules and the Committee is encouraged to adopt such additional procedure and standards as it deems necessary from time to time to fulfill its responsibilities.

Limitations on Committee’s Duties

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. Further, while the Committee has the responsibilities and powers set forth in this Charter, the Committee’s mandate and function is one of oversight. It is not the duty of the Committee to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such functions are the responsibility of management of the Company and/or the Auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, amongst the management of the Company and the Auditors or to ensure compliance with Applicable Law and regulations. Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which he or she receives information (ii) the accuracy of the financial and other information provided by such persons or organizations (absent actual knowledge to the contrary, which shall be promptly reported to the Board) and (iii) representations made by management as to all audit and non-audit relationships with and/or services provided by the Auditors.

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Annual Information Form For the year ended August 31, 2012 and dated as of November 28, 2012

The Chair of the Audit Committee

Specific duties of the Chair include:

•	leading the Committee in discharging all duties set out in the Audit Committee Charter, exercising the authority delegated by the Board;
•	managing the affairs of the Committee to ensure that the Committee is organized properly and functions effectively;
•	presiding at, and together with the members of the Committee, management, external auditors and advisors, as appropriate, call, schedule and prepare the agenda for each meeting of the Committee;
•	hold in-camera sessions between the Committee and the Auditors, whenever appropriate;
•	coordinating with the CFO, Corporate Secretary, management and the external auditors to ensure that:
i.	minutes are prepared accurately and distributed on timely basis;
ii.	briefing materials are delivered to members sufficiently in advance of Committee meetings to allow a thorough review by the members;

iii.	matters are properly presented for the members’ consideration at meetings; and
iv.	the members have adequate opportunity to question management, employees and the Auditors regarding financial results, internal controls, the collection of financial information and all other matters of importance to the Committee;

•	ensuring that the Committee, following each meeting:
i.	reports to the Board regarding its activities, findings and recommendations; and
ii.	makes Committee information available to any director upon request.

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